Filed Pursuant to General Instruction II.L of Form F-10

File No. 333-196981

PROSPECTUS SUPPLEMENT

(To Base Shelf Prospectus dated July 29, 2014)

Up to US$16,500,000

Common Shares

This prospectus supplement dated November 25, 2015 (this “Prospectus Supplement”), together with the accompanying base shelf prospectus dated July 29, 2014 (the “Prospectus”) to which it relates, qualifies the distribution (the “Offering”) of common shares (each, an “Offered Share’’) of Endeavour Silver Corp. (‘‘Endeavour” or the “Company”) having an aggregate offering price of up to US$16,500,000. Endeavour has entered into a sales agreement dated November 25, 2015 (the “Sales Agreement”) with Cowen and Company, LLC (the “Agent”) pursuant to which Endeavour may distribute Offered Shares from time to time through the Agent, as agent or as principal for the distribution of the Offered Shares, in accordance with the terms of the Sales Agreement. See “Plan of Distribution”.

The outstanding common shares of the Company (“Common Shares”) are listed for trading on the Toronto Stock Exchange (“TSX”) under the symbol “EDR” and on the New York Stock Exchange (“NYSE”) under the symbol “EXK”. On November 24, 2015, the last trading day before the filing of this Prospectus Supplement, the closing trading price of the Common Shares on the TSX was $1.94 per Common Share and the closing trading price of the Common Shares on the NYSE was U.S.$1.45 per Common Share. The TSX has conditionally approved the listing of the Offered Shares offered hereby, subject to the Company fulfilling all of the listing requirements of the TSX. The NYSE has authorized, upon official notice of issuance, the listing of the Offered Shares offered hereunder.

Sales of Offered Shares, if any, under this Prospectus Supplement and the accompanying Prospectus are anticipated to be made in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 - Shelf Distributions (“NI 44-102”), including sales made directly on the NYSE or any other recognized marketplace upon which the Common Shares are listed or quoted or where the Common Shares are traded in the United States (“Marketplace”). No Offered Shares will be offered or sold in Canada on the TSX or other trading markets in Canada. The Offered Shares will be distributed at the market prices prevailing at the time of the sale. As a result, prices may vary as between purchasers and during the period of distribution. See “Plan of Distribution”.

Endeavour will pay the Agent compensation, or allow a discount, for its services in acting as agent or in connection with the sale of Offered Shares pursuant to the terms of the Sales Agreement equal to 3.0% of the gross sales price per Offered Share sold.

As sales agent, the Agent will not engage in any transactions that stabilize the price of the Common Shares. No underwriter or dealer involved in the distribution, no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such an underwriter or dealer has over-allotted, or will over-allot, securities in connection with the distribution or effected, or will effect, any other transactions that are intended to stabilize or maintain the market price of the securities.

The purchase of Offered Shares is subject to certain risks that should be considered carefully by prospective purchasers. Please see “Risk Factors” in the Prospectus Supplement and the accompanying Prospectus and the risk factors in the Company’s AIF (as herein defined) and Annual MD&A and Interim MD&A (as herein defined) which are incorporated herein and therein by reference, for a description of risks involved in an investment in Offered Shares.

This Offering is made by a Canadian issuer that is permitted under a multi-jurisdictional disclosure system adopted by the United States and Canada to prepare this Prospectus Supplement and the accompanying Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those applicable to issuers in the United States. Financial statements incorporated herein by reference have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the acquisition, holding or disposition of the Common Shares may have tax consequences. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein. Prospective investors should read the tax discussion contained in this Prospectus Supplement under the heading “Certain US Federal Income Tax Considerations” and should consult their own tax advisor with respect to their own particular circumstances.

The enforcement by investors of civil liabilities under the US federal securities laws may be affected adversely by the fact that the Company is existing under and governed by the laws of the province of British Columbia and the federal laws of Canada, that some or all of the Company’s officers and directors are residents of Canada, and that a substantial portion of the Company’s assets and the assets of the officers and directors of the Company are located outside the United States.

NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR ANY STATE SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED OF THE SECURITIES OFFERED HEREBY OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Cowen and Company

November 25, 2015

TABLE OF CONTENTS

Prospectus Supplement

IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT

This document is in two parts.

The first part is this Prospectus Supplement, which describes the specific terms of this Offering and also adds to and updates information contained in the accompanying Prospectus and the documents incorporated by reference herein and therein. The second part is the accompanying Prospectus, which provides more general information. If the description of the Common Shares varies between this Prospectus Supplement and the accompanying Prospectus, investors should rely on the information in this Prospectus Supplement. Before you invest, you should carefully read this Prospectus Supplement, the accompanying Prospectus, all information incorporated by reference herein and therein, as well as the additional information described under “Where You Can Find Additional Information” in this Prospectus Supplement. These documents contain information you should consider when making your investment decision. This Prospectus Supplement may add, update or change information contained in the accompanying Prospectus or any of the documents incorporated by reference therein. To the extent that any statement made in this Prospectus Supplement is inconsistent with statements made in the accompanying Prospectus or any documents incorporated by reference therein filed prior to the date of this Prospectus Supplement, the statements made in this Prospectus Supplement will be deemed to modify or supersede those made in the accompanying prospectus and such documents incorporated by reference therein.

You should rely only on the information contained or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. We have not, and the Agent has not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The Company is offering to sell, and seeking offers to buy, Offered Shares only in jurisdictions where offers and sales are permitted. The distribution of this Prospectus Supplement and the Offering in certain jurisdictions may be restricted by law. You should assume that the information contained in this Prospectus Supplement and the accompanying Prospectus, as well as information previously filed with the SEC and with the securities regulatory authority in each of the provinces of Canada, that is incorporated by reference herein and in the accompanying Prospectus, is accurate only as of its respective date. The Company’s business, financial condition, results of operations and prospects may have changed since those dates.

This Prospectus Supplement does not constitute, and may not be used in connection with, an offer to sell, or a solicitation of an offer to buy, any securities offered by this Prospectus Supplement by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation.

This Prospectus Supplement is deemed to be incorporated by reference into the Prospectus solely for the purposes of this Offering. Other documents are also incorporated or deemed to be incorporated by reference into this Prospectus Supplement and into the Prospectus. See “Documents Incorporated by Reference”.

Unless the context otherwise requires, references in this Prospectus Supplement and the accompanying Prospectus to “Endeavour” or the “Company” refer to Endeavour Silver Corp. and include each of its subsidiaries as the context requires.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

Unless stated otherwise or as the context otherwise requires, all references to dollar amounts in this Prospectus Supplement and the accompanying Prospectus are references to Canadian dollars. References to “$” or “Cdn.$” are to Canadian dollars and references to “US dollars” or “US$” are to United States dollars.

Except as otherwise noted in the Company’s AIF and the Company’s financial statements and related management’s discussion and analysis of financial condition and results of operations that are incorporated by reference into this Prospectus Supplement (see “Documents Incorporated by Reference”), the financial information contained in such documents is expressed in United States dollars.

The high, low, average and closing noon rates for the United States dollar in terms of Canadian dollars for each of the financial periods of the Company ended September 30, 2015, December 31, 2014, December 31, 2013 and December 31, 2012, as quoted by the Bank of Canada, were as follows:

	Nine months ended September 30, 2015	Year ended December 31, 2014	Year ended December 31, 2013	Year ended December 31, 2012

High	1.3413	1.1643	1.0697	1.0418
Low	1.1728	1.0614	0.9839	0.9710
Average	1.2600	1.1045	1.0299	0.9996
Closing	1.3345	1.1607	1.0617	0.9946

On November 24, 2015, the noon exchange rate for the United States dollar in terms of Canadian dollars, as quoted by the Bank of Canada, was US$1.00 = $1.3308.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus Supplement and the accompanying Prospectus, and the documents incorporated by reference herein and therein, contain “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of applicable U.S. securities legislation. Please see “Cautionary Note Regarding Forward-Looking Statements” in the accompanying Prospectus which identifies forward-looking statements and sets out the assumptions upon which they are based and the risk factors to which they are subject. In connection with disclosure under “Recent Developments – The Terronera PEA – Summary”, such forward-looking statements include statements concerning reserves and mineral resource estimates, anticipated results and development of the Terronera Project and statements as to forecasted capital costs, operating costs, production and economic returns. See also “Risk Factors” in this Prospectus Supplement.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING MINERAL RESERVE AND RESOURCE ESTIMATES

This Prospectus Supplement and the accompanying Prospectus and the documents incorporated by reference herein and therein have been prepared in accordance with the requirements of Canadian provincial securities laws, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all reserve and resource estimates included or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus have been prepared in accordance with Canadian National Instrument 43-101—Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”)—CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. NI 43-101 is an instrument developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with NI 43-101and CIM standards. These definitions differ from the definitions in the SEC’s Industry Guide 7 under the United States Securities Act of 1933, as amended (the “US Securities Act”).

Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this Prospectus Supplement and the accompanying Prospectus and the documents incorporated by reference herein and therein includes descriptions of the Company’s mineral deposits that may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents of the Company, filed with the securities regulatory authorities in the jurisdictions in Canada in which the Company is a reporting issuer and filed with, or furnished to, the SEC, are specifically incorporated by reference into, and form an integral part of, this Prospectus Supplement:

1.	the annual information form of the Company dated March 4, 2015 for the year ended December 31, 2014 (the “AIF”), filed March 5, 2015, except as otherwise updated herein with respect to the San Sebastián Project as a result of the completion of the Terronera PEA (as defined below);

2.	the audited annual consolidated financial statements of the Company for the years ended December 31, 2014 and 2013 and the auditor’s report thereon, filed March 5, 2015;

3.	the management’s discussion and analysis of the Company for the year ended December 31, 2014, filed March 5, 2015 (the “Annual MD&A”);

4.	the unaudited condensed consolidated interim financial statements of the Company for the three months and nine months ended September 30, 2015 and 2014, filed November 2, 2015;

5.	the management’s discussion and analysis of the Company for the period ended September 30, 2015, filed November 2, 2015 (the “Interim MD&A”);

6.	the information circular dated March 23, 2015 with respect to the Company’s annual general meeting of shareholders held on May 6, 2015, filed April 1, 2015;

7.	The material change report dated October 19, 2015 relating to Company’s silver and gold production from the Company’s three operating silver mines in Mexico, filed on October 19, 2015; and

8.	the technical report titled “NI 43-101 Technical Report Preliminary Economic Assessment for the Terronera Project (formerly referred to as the “San Sebastian Project”), Jalisco State, Mexico” dated April 30, 2015 (effective date March 25, 2015) prepared by Smith Foster & Associates, filed May 13, 2015 (the “Terronera PEA”).

All documents of the type referred to in section 11.1 of Form 44-101F1 of National Instrument 44-101—Short Form Prospectus Distributions filed by the Company with the securities commissions or similar regulatory authorities in the applicable provinces of Canada after the date of this Prospectus Supplement, and before the termination of the distribution, are also deemed to be incorporated by reference into this Prospectus Supplement and the accompanying Prospectus.

In addition, to the extent that any document or information incorporated by reference into this Prospectus Supplement is included in any report on Form 6-K, Form 40-F, Form 20-F, Form 10-K, Form 10-Q or Form 8-K (or any respective successor form) that is filed with or furnished to the SEC after the date of this Prospectus Supplement and prior to the date that all Offered Shares offered hereunder are sold or the Offering is otherwise terminated, such document or information shall be deemed to be incorporated by reference as an exhibit to the registration statement of which this Prospectus Supplement forms a part (in the case of documents or information deemed furnished on Form 6-K or Form 8-K, only to the extent specifically stated therein).

Any statement contained in this Prospectus Supplement or in the accompanying Prospectus or in a document incorporated or deemed to be incorporated by reference herein or therein is not deemed to be included or incorporated by reference to the extent that any such statement is modified or superseded by a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein or in the accompanying Prospectus. Any such modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be considered in its unmodified or superseded form to constitute part of this Prospectus Supplement or the accompanying Prospectus; rather only such statement as so modified or superseded shall be considered to constitute part of this Prospectus Supplement or the accompanying Prospectus.

Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of Endeavour at Suite 301-700 West Pender Street, Vancouver, British Columbia V6C 1G8, telephone: (604) 685-9775, and are also available electronically at www.sedar.com and www.sec.gov.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

In addition to the documents specified in this Prospectus Supplement and in the accompanying Prospectus under “Documents Incorporated by Reference”, the Sales Agreement described in this Prospectus Supplement and the consents of legal counsel, KPMG LLP and the experts referred to and listed under “Interests of Experts” in this Prospectus Supplement will be filed with the SEC and will form part of the registration statement of which this Prospectus Supplement forms a part.

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights certain information about the Company, this Offering and selected information contained elsewhere in or incorporated by reference into this Prospectus Supplement or the accompanying Prospectus. This summary is not complete and does not contain all of the information that you should consider before deciding whether to invest in the Offered Shares. For a more complete understanding of the Company and this Offering, we encourage you to read and consider carefully the more detailed information in this Prospectus Supplement and the accompanying Prospectus, including the information incorporated by reference in this Prospectus Supplement and the accompanying Prospectus, and in particular, the information under the heading “Risk Factors” in this Prospectus Supplement. All capitalized terms used in this summary refer to definitions contained elsewhere in this Prospectus Supplement or the accompanying Prospectus, as applicable.

Overview

The Company is a Canadian mining company engaged in the evaluation, acquisition, exploration, development and exploitation of precious metal properties in Mexico and Chile.

Since 2004, the Company has focused on identifying and acquiring mineral properties of merit in Mexico and South America. In 2004, the Company entered into and exercised formal option agreements for a 100% interest in the producing Santa Cruz silver-gold mine, certain other mining concessions and the Guanaceví mineral processing plant (collectively, the “Guanaceví Mines”) in Durango, Mexico. In 2007, the Company completed acquisition agreements to acquire a 100% interest in the producing Unidad Bolañitos silver-gold mines, certain other mining concessions and a mineral processing plant (collectively, the “Bolañitos Mines”) in the Guanajuato and silver districts in the state of Guanajuato, Mexico. The acquisitions of these two silver-gold mines and processing plants resulted in the Company becoming a primary silver producer, as well as transformed the Company from a mineral exploration company to an operating mining company.

In February 2010, Endeavour acquired an option to purchase the San Sebastián silver-gold properties in Jalisco State from Industrial Minera México S.A. de C.V. (“IMMSA”), also known as Grupo Mexico. The Company formally renamed the project the Terronera Project in March 2015 and completed a preliminary economic assessment the same month. See “Recent Developments” for further discussion of the Terronera PEA.

In 2012, the Company completed the acquisition of the El Cubo silver-gold mine (“El Cubo Mine”) located in Guanajuato, Mexico and the Guadalupe y Calvo silver-gold exploration project located in Chihuahua, Mexico. The El Cubo Mine is a producing silver-gold mine located in the southeast part of the historic Guanajuato mining district in central Mexico, only 10 kilometres from the Bolañitos Mines.

Further information regarding the business of the Company, its operations and its mineral properties can be found in the Company’s AIF and the materials incorporated by reference into this Prospectus Supplement and the accompanying Prospectus. See “Documents Incorporated by Reference”.

THE OFFERING

Offered Shares	Offered Shares having an aggregate offering price of up to US$16,500,000.
Manner of offering	Sales of Offered Shares, if any, under this Prospectus Supplement and the accompanying Prospectus may be made in transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102, including sales made directly on the NYSE or other existing trading markets for the Common Shares in the United States. No Offered Shares will be offered or sold in Canada. The Offered Shares will be distributed at market prices prevailing at the time of the sale of such Offered Shares. See “Plan of Distribution”.
Use of proceeds

The principal business objective that the Company expects to accomplish using the net proceeds from the Offering, together with the Company’s current cash resources, is to expedite Endeavour’s brownfields exploration drilling programs at existing operations in order to extend their mine lives, to advance the exploration and development of the Company’s Terronera Project with further drilling, engineering and related studies, and to add to working capital. The significant events that must occur for these business objectives to be accomplished are completion of proposed drilling programs with continued intersection of high grade mineral. The drilling programs are expected to be conducted during 2015 and 2016. See “Use of Proceeds”.

Risk factors	See “Risk Factors” in this Prospectus Supplement and the accompanying Prospectus and the risk factors discussed or referred to in the AIF, Annual MD&A and Interim MD&A which are incorporated by reference into this Prospectus Supplement and the accompanying Prospectus for a discussion of factors that should be read and consider before investing in the Offered Shares.
Tax considerations	Purchasing Offered Shares may have tax consequences. This Prospectus Supplement and the accompanying Prospectus may not describe these consequences fully for all investors. Investors should read the tax discussion in this Prospectus Supplement and the accompanying Prospectus and consult with their tax advisor. See “Certain US Federal Income Tax Considerations” in this Prospectus Supplement.
Listing symbol	The Common Shares are listed for trading on the TSX under the symbol “EDR” and the NYSE under the symbol “EXK”.

RECENT DEVELOPMENTS

On May 13, 2015, the Company filed the Terronera PEA. With the exception of some minor changes to the terms to match the terms used in this Prospectus Supplement, the below summary is a direct extract and reproduction of the summary contained in the Terronera PEA, without material modification or revision. All defined terms used in the summary that are not defined herein shall have the meaning ascribed to such term in the Terronera PEA. The Terronera PEA was prepared in accordance with NI 43-101. For full technical details of the report, reference should be made to the complete text of the Terronera PEA, which has been filed with the applicable regulatory authorities and has been posted on SEDAR at www.sedar.com. The Terronera PEA is incorporated by reference in this Supplemental Prospectus and the summary set forth below is qualified in its entirety with reference to the full text of the Terronera PEA. See “Documents Incorporated by Reference”.

The terronera pea - Summary

Introduction

Endeavour commissioned Smith Foster & Associates Inc. to prepare a Preliminary Economic Assessment for the Terronera Project compliant with NI 43-101. The project was formerly known as the San Sebastián Project but, in March, 2015, Endeavour formally changed the name to the Terronera Project.

The Terronera PEA has an effective date of March 25, 2015. The mineral resource estimates reported in the Terronera PEA comply with the CIM standards and definitions, as required under NI 43-101.

The term San Sebastián Property, in the Terronera PEA, refers to the entire area covered by the mineral concessions, while the term Terronera Project refers to the area within the mineral concession on which the current exploration programs and proposed mining and processing will be conducted.

The Terronera PEA includes technical information which requires subsequent calculations or estimates to derive sub-totals, totals, and weighted averages. Such calculations or estimations inherently involve a degree of rounding and consequently introduce a margin of error. The qualified persons for the Terronera PEA (the “QPs”) do not consider such errors to be material to the calculations presented herein.

The conclusions and recommendations in the Terronera PEA reflect the QPs’ best independent judgment in light of the information available at the time of writing the Terronera PEA.

Summarized briefly below is key information in the Terronera PEA, including property description and ownership, history, geology and mineralization, the status of exploration and development, mineral resource estimates, mineral processing and metallurgical testing, environmental studies and permitting, capital and operating costs, economic analysis, conclusions, and recommendations.

Location and Property Description

San Sebastián del Oeste (San Sebastián) is an historic silver and gold mining district located in southwestern Jalisco State, approximately 155 km west of Guadalajara and 50 km northeast of Puerto Vallarta, accessible by paved and gravel roads. One small, high grade, underground silver-gold mine, La Quiteria (130 tonnes per day), continues to operate in the district. The San Sebastián properties acquired by Endeavour surround the La Quiteria mine and represent a new silver-gold exploration opportunity for Endeavour.

Ownership

In February 2010, Endeavour acquired an option to purchase the San Sebastián silver-gold properties in Jalisco State from IMMSA, also known as Grupo Mexico, one of the largest mining companies in Mexico.

Endeavour holds the Terronera Project through its 100% owned Mexican subsidiary, Endeavour Gold Corporation S.A. de C.V. (“Endeavour Gold”). Endeavour Gold holds the Terronera Project through its 100% owned subsidiary Minera Plata Adelante S.A. de C.V. (“Minera Plata”).

At present, the Terronera Project is comprised of 13 mineral concessions. The core group of 10 concessions totalling 3,388 hectares (ha) were owned by IMMSA. These concessions cover the main area of the known mining district. In 2013, Endeavour completed the acquisition of a 100% interest in the San Sebastián properties from IMMSA. IMMSA retained a 2% NSR (net smelter return) royalty on mineral production from the San Sebastián properties.

In 2012, Endeavour also filed and received title for 2 concessions (San Sebastián FR. 1 and FR. 2) totalling 2,078 ha. Additionally, in 2013, Endeavour filed a total of 7 concessions (San Sebastian 12, San Sebastian 13, San Sebastian 14, San Sebastian 15, San Sebastian 16, San Sebastian 17 and San Sebastian 18) totalling 4,163 ha. Titling of these concessions is still pending, with the exception of San Sebastian 17 which is already titled (693 ha).

The annual 2014 concession tax for the San Sebastián Properties was 693,658 Mexican pesos (pesos), which is equal to US$47,838 at an exchange rate of 14.50 pesos to US$1.00 dollar.

History

The San Sebastián silver and gold mines were first discovered in 1542 and San Sebastián del Oeste, a silver and gold mining town, was founded in 1605 during the Spanish colonial period. By 1785, more than 25 mines and a number of foundries had been established in the district and, during the peak mining period, the area was considered one of the principal sources of gold, silver and copper for New Spain. The main mines in the district included Real de Oxtotipan, Los Reyes, Santa Gertrudis, Terronera and La Quiteria. As is the case with many mines in Mexico which were owned by individuals or corporations, the historical production records have not survived the revolutions, passing of the individual owners, closing of the mines, corporate failure, or government seizure of assets. Therefore, the exact silver production of these mines is unknown.

The only significant modern exploration in the district was carried out by IMMSA in the late 1980’s and early 1990’s.

As of 2013, the La Quiteria mine was still active and mined by Minera Cimarrón S.A. de C.V., a private mining company.

Geology and Mineralization

The San Sebastián properties (5,466 ha) cover a classic, low sulphidation, epithermal vein system in four mineralized vein sub-districts named Los Reyes, Santiago de los Pinos, San Sebastián and Real de Oxtotipan. Each sub-district consists of a cluster of quartz (calcite, barite) veins mineralized with sulphide minerals (pyrite, argentite, galena and sphalerite). Each vein cluster spans about 3 km by 3 km in area. In total, more than 50 small mines were developed historically on at least 20 separate veins.

The San Sebastián veins tend to be large and can carry high grade silver-gold mineralized deposits. For example, the La Quiteria vein ranges up to 15m thick, and the Santa Quiteria mine averages about 280 g/t silver and 0.5 g/t gold over a 3m to 4m width. This high grade mineralized zone appears to extend into the San Sebastián Properties both along strike and immediately down dip.

Exploration Program

2010 Exploration Program

In 2010, Endeavour commenced exploration activities on the Terronera Project. Initial work included mainly data compilation, field mapping and sampling. A total of US$325,586 (including acquisition and property holding costs) was spent on exploration activities on the Terronera Project in 2010.

2011 Exploration Program

In 2011, exploration activities continued on the Terronera Project including geological mapping, rock chip sampling, topographic surveying and diamond drilling. A total of US$2,249,443 (including acquisition and property holding costs) was spent on exploration activities on the Terronera Project in 2011.

2012 Exploration Program

In 2012, exploration activities continued on the Terronera Project, primarily involving surface diamond drilling. A total of US$3,455,816 (including acquisition and property holding costs) was spent on exploration activities on the Terronera Project in 2012.

2013 Exploration Program

In 2013, exploration activities continued on the Terronera Project. Follow-up surface diamond drilling continued in the Terronera vein area. Also, geological mapping, trenching and sampling was conducted in the Terronera South and Quiteria West areas. A total of US$3,944,570 (including acquisition and property holding costs) was spent on exploration activities on the Terronera Project in 2013.

2014 Exploration Program

The 2014 exploration program included 6,250m of core in approximately 20 surface diamond drill holes to delineate resources on the Terronera vein. The field activities included detailed mapping and trenching, mainly focused to the south and northern part of Terronera, and also the west part of Quiteria West vein. Endeavour spent US$2,807,644, mainly on diamond drilling, in 2014.

2013 Previous Mineral Resource Estimate

The mineral resource discussed in the previous technical report for the Terronera Project was estimated using the CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council on November 27, 2010. The effective date of the previous Terronera Project technical report is December 31, 2013.

Animas-Los Negros, El Tajo and Real Veins

The estimate was conducted using a polygonal/sectional method. Grade capping (based on log-probability plots) was at 524 g/t and 2.38 g/t for silver and gold, respectively.

Terronera Vein

The block model used for the previous Terronera Project technical report was developed for the Terronera vein which was tested by more than 55 drill holes. The block size used to match the drilling density on a 50m grid was 25m along strike x 25m down dip x the width of the vein. Grade interpolation was achieved by using the inverse distance cubed (ID3) technique. Grade capping (based on log-probability plots) was at 2,070 g/t and 7.96 g/t for silver and gold, respectively.

Cut-off Grade

The cut-off grade selected by Endeavour for the current resource estimate is 100 g/t silver equivalent (AgEq), using a 70:1 ratio based on prices of US$18/oz silver and US$1,250/oz gold, with no base metal credits applied. A summary of the mineral resources at a cut-off grade of 100 g/t AgEq is given in the table below.

Summary of the Current Terronera Mineral Resources at a Cut-off Grade of 100 g/t AgEq

Effective Date March 15, 2015

Resource	Tonnes	Ag	Au	AgEq	Ag Oz	Au Oz
Classification	(millions)	g/t	g/t	g/t	(millions)	(thousands)
Indicated	2.9	211	1.65	310	19.9	156
Inferred	1.2	218	1.39	302	8.5	54

Notes:

1)	Mineral resources which are not mineral reserves have not demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.

2)	There has been insufficient exploration to define the inferred resources as an indicated or measured mineral resource. It is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category.

3)	74 drill holes were utilized in the current resource calculation.

4)	Grade capping was 1,750 g/t for silver and 7.84 g/t for gold.

Mineral Processing and Metallurgical Testing

A simulation model was made of the beneficiation process based on a medium grade composite sample. In addition, a steady state mass balance was calculated for the entire process including the flotation circuit. The model showed that a fine grind will result in increased metal recovery. Given that the mine plan is based on mining the high grade ores first, the metal recoveries recommended for the economic model are 90% silver and 84% gold as indicated by the test results of the high grade composite sample.

Further test work is recommended to support the future development of the Terronera Project. The tests include flotation locked cycle tests, mineralogical examinations, and ICP (inductively coupled plasma) 32 element analyses on final concentrates and tailing products.

Mining Methods

The mining method selected for the extraction of the mineralized rock is mechanized non-captive cut and fill mining. A nominal cut and fill lift will be 5m high and excavated the width of the mineralized zone. Multiple working faces can be created in the same area by mining a number of lifts at the same time accessed by up-and-down ramps constructed in the backfill.

Primary access to the mineral deposit will be via a 1,748m long track haulage drift (adit) at the 1,440m level. This track haulage drift will also serve as a main drainage and ventilation level. The mine and stope development and production schedules are generally based on mining higher grade ‘Blocks’ first, followed by mining lower grade ‘Blocks’. Mining will generally be completed from the bottom up. The life-of-mine and stope development is estimated to be 46,300m.

Recovery Methods

The Terronera Project will produce a marketable flotation concentrate from precious metal bearing materials originating from the Terronera vein. A beneficiation plant using a flotation process was selected for recovery of precious metals present in the deposit. A fine grind will be required to achieve acceptable levels of gold and silver recovery. Precious metal values will be recovered into a flotation concentrate that may be shipped to a smelter for further processing.

Environmental Studies, Permitting, and Social Impact

Endeavour submitted in December, 2013 a Manifest of Environmental Impact to the Mexico environmental permitting authority known as SEMARNAT (Secretaria de Medio Ambiente y Recursos Naturales). A SEMARNAT permit for the Terronera Project was issued in October, 2014 for a 500 tpd project.

A Terronera Project closure and reclamation plan will be included in an amended 1,000 tpd MIA permit application now being prepared by Endeavour. The Terronera Project will be required to be designed to comply with the environmental regulations and standards in place in México. The mining infrastructure and supporting facilities will need to be designed so as to minimize the impact to the natural environment. Mexican law requires that an environmental monitoring program of surface and underground water, creek sediments, soil, air, vegetation and wildlife conditions be implemented. This program will be required before and during mining operations and after mine closure.

The Terronera Project tailings storage facility (“TSF”) will be designed to store filtered tailings, or “drystack” tailings, to minimize downstream contamination risk and to maximize geotechnical stability in the seismically active coastal area of western Mexico. The conceptual Terronera Project TSF design will accommodate approximately 2.0 million m³ of compacted tailings which provides a storage capacity, at a process rate of 1,000 tpd, for the first ten years of mine life.

Capital and Operating Costs

The Terronera Project has an estimated total capital cost of US$65,363,000. All estimates were prepared by engineers and construction personnel with direct experience on recent Endeavour mine projects and other construction projects in Mexico.

Operating costs of US$45 per tonne for mining, US$27 per tonne for processing, and US$10 per tonne for General and Administration were all taken from the current mine and plant operations of Endeavour that best match the Terronera Project throughput and conditions.

Economic Analysis

An economic analysis utilizing a pre-tax and after-tax cash flow financial model was prepared for the base case mine plan. The metal prices assumed in the base case are US$18.00/oz silver and US$1,260/oz gold.

The economic analysis is preliminary in nature and is based on production schedules that include Inferred Mineral Resources, which are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. There is no certainty that the Terronera PEA will be realized or that Inferred Mineral Resources will ever be upgraded to Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

The Mexico tax policies for mining changed effective January 1, 2014. An overriding royalty on gross revenues, after smelter deductions, of 0.5% applies to precious metal mines (gold, silver and platinum). A new Special Mining Duty of 7.5% is levied on earnings before income tax and depreciation allowance. Corporate income taxes of 30% are applied to earnings after the usual allowable deductions for depreciation, loss carry-forwards, etc. The Special Mining Duty and the over-riding royalty are also deductible for the purpose of calculating corporate income tax.

The financial model incorporates these taxes in computing the after-tax cash flow amounts, net present value, and internal rate of return. The financial model is constructed on a 100% equity basis, however, in the tax treatment it is assumed that debt procured at the corporate level is charged as a tax credit at the Terronera operating subsidiary level. A total of $40 million is applied in this manner commencing in year 1 through year 8 at $5 million per year.

The Terronera Project key financial indicators for the base case are as follows:

•	After-tax internal rate of return 20.0%

•	Project payback period 3.7 years

•	After-Tax Net Present Value (5% discount) of US$48,607,000

These key indicators describe a project whose base case is financially profitable and, as the sensitivity analysis in the table below demonstrates, has considerable upside potential should the size of the deposit increase or metal prices improve.

Base Case After-Tax NPV and IRR Sensitivities

	Operating Cost Sensitivity		Initial Capital Sensitivity		Metal Price Sensitivity
Variance	NPV (5%)	IRR	NPV (5%)	IRR	NPV (5%)	IRR
(20%)	$82.54	28.5%	$54.68	23.6%	($16.10)	(0.8%)
(10%)	$66.59	24.6%	$51.68	21.7%	$17.89	10.9%
Base Case	$48.61	20.0%	$48.61	20.0%	$48.61	20.0%
+10%	$27.56	14.1%	$45.43	18.4%	$75.10	27.1%
+20%	$3.47	6.3%	$42.08	16.9%	$100.43	33.7%

Conclusions and Recommendations

The Terronera Project resource estimates presented here conform to the current CIM Definition Standards for estimating resources and reserves, as required under NI 43-101. We believe that estimation approach and methodology used is reasonable and appropriate based on the data available. There are no known significant technical, legal, environmental or political considerations which would have an adverse effect on the resource estimate or the continued exploration and development of the Terronera Project.

Based on a review of the Terronera Project and the encouraging results thus far, it is recommended that Endeavour proceed to the next stage of development by preparing a pre-feasibility study that includes the following:

•	Further environmental studies and permit applications

•	A site geotechnical program

•	A site hydrology study

•	An in-fill drilling program

•	Condemnation drilling at all sites

•	Further studies to optimize the mine plan

•	A re-estimation of the mineral resources and estimation of mineral reserves

•	Further metallurgical tests

•	Further studies to optimize the grinding and processing circuits

•	Preliminary engineering of the TSF

•	Tailings transport trade-off study from Dry Tailings Plant to TSF

•	More detailed cost estimates

The total estimated cost of the above programs, studies, and tests and preparing a pre-feasibility study is US$3.4 million. The QP further recommends that Endeavour considers more drilling to expand the mineral resource which could improve the economics of the Terronera Project.

CONSOLIDATED CAPITALIZATION

There have been no material changes in the share and loan capital of the Company on a consolidated basis since September 30, 2015. At November 24, 2015, the Company had drawn US$22 million under its Credit Facility with Scotiabank.

USE OF PROCEEDS

The net proceeds from the Offering are not determinable in light of the nature of the distribution. The net proceeds of any given distribution of Offered Shares through the Agent in an “at-the-market distribution” will represent the gross proceeds after deducting the applicable compensation payable to the Agent under the Sales Agreement and the expenses of the distribution.

The principal business objective that the Company expects to accomplish using the net proceeds from the Offering, together with the Company’s current cash resources, is to expedite Endeavour’s brownfields exploration drilling programs at existing operations in order to extend their mine lives, to advance the exploration and development of the Company’s Terronera Project with further drilling, engineering and related studies, and to add to working capital. The significant events that must occur for these business objectives to be accomplished are completion of proposed drilling programs with continued intersection of high grade mineral. The drilling programs are expected to be conducted during 2015 and 2016.

PLAN OF DISTRIBUTION

The Company entered into the Sales Agreement with the Agent under which it may issue and sell from time to time Offered Shares through the Agent having an aggregate offering price of up to US$16,500,000. Sales of Offered Shares, if any, will be made in transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102, including sales made directly on the NYSE or other existing trading markets for the Common Shares in the United States. No Offered Shares will be offered or sold in Canada on the TSX or on other trading markets. If expressly authorized by the Company, the Agent may also sell Offered Shares in privately negotiated transactions in the United States.

The Agent will offer the Offered Shares subject to the terms and conditions of the Sales Agreement on a daily basis or as otherwise agreed upon by the Company and the Agent. The Company will designate the maximum amount of Offered Shares to be sold pursuant to any single placement instruction to the Agent. Subject to the terms and conditions of the Sales Agreement, the Agent will use its commercially reasonable efforts to sell on the Company’s behalf all of the Offered Shares requested to be sold by the Company. The Company may instruct the Agent not to sell Offered Shares if the sales cannot be effected at or above the price designated by the Company in any such instruction.

Either the Company or the Agent may suspend the offering of the Offered Shares being made through the Agent under the Sales Agreement upon proper notice to the other party. The Company and the Agent each have the right, by giving written notice as specified in the Sales Agreement, to terminate the Sales Agreement in each party’s sole discretion at any time.

Endeavour will pay the Agent compensation, or allow a discount, for its services in acting as agent or in the sale of Offered Shares pursuant to the terms of the Sales Agreement equal to 3.0% of the gross sales price per Offered Share sold. The remaining sales proceeds, after deducting any expenses payable by the Company and any transaction or filing fees imposed by any governmental, regulatory, or self-regulatory organization in connection with the sales, will equal the net proceeds to the Company for the sale of such Offered Shares.

The Agent will provide written confirmation to the Company following the close of trading on the NYSE on each day in which Offered Shares are sold through it as Agent under the Sales Agreement. Each confirmation will include the number of Offered Shares sold on that day, the volume-weighted average price of the Offered Shares sold on the NYSE, the percentage of daily trading volume and net proceeds to the Company.

Settlement for sales of Offered Shares will occur, unless the parties agree otherwise, on the third trading day following the date on which any sales were made in return for payment of the net proceeds to the Company. There is no arrangement for funds to be received in an escrow, trust or similar arrangement. Sales of Offered Shares as contemplated in this Prospectus Supplement will be settled through the facilities of The Depository Trust Company or by such other means as the Company and the Agent may agree upon.

In connection with the sales of the Offered Shares on the Company’s behalf, the Agent may be deemed to be an “underwriter” within the meaning of the US Securities Act, and the compensation paid to the Agent may be deemed to be underwriting commissions or discounts. The Company has agreed in the Sales Agreement to provide indemnification and contribution to the Agent against certain liabilities, including liabilities under the US Securities Act. In addition, the Company has agreed, under certain circumstances, to reimburse the reasonable fees and disbursements of the Agent’s legal counsel and the Agent’s other advisors in connection with this offering up to a maximum of US$145,000 plus an aggregate of an additional US$40,000 for subsequent fiscal quarters, pursuant to the terms of the Sales Agreement. Further, the Company has agreed to reimburse Agent’s legal counsel fees and expenses relating to clearance of the Offering with the Financial Industry Regulatory Authority, Inc., in an amount up to US$10,000. The Agent will not engage in any transactions that stabilize the price of our Common Shares. No underwriter or dealer involved in the distribution, no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such an underwriter or dealer has over-allotted, or will over-allot, securities in connection with the distribution or effect any other transactions that are intended to stabilize or maintain the market price of the securities.

The total expenses of the Offering payable by the Company, excluding commissions payable to the Agent under the Sales Agreement, are estimated to be approximately US$400,000.

The Offering pursuant to the Sales Agreement will terminate upon the earlier of (i) the issuance and sale of all of the Offered Shares subject to the Sales Agreement, (ii) August 29, 2016, and (iii) the termination of the Sales Agreement as permitted therein.

The Agent and its affiliates may in the future provide various investment banking, commercial banking and other financial services for the Company and its affiliates, for which services they may in the future receive customary fees. To the extent required by Regulation M, the Agent will not engage in any market making activities involving the Common Shares while the Offering is ongoing under this Prospectus Supplement.

The TSX has conditionally approved the listing of the Offered Shares offered by this Prospectus Supplement. Listing is subject to us fulfilling all of the requirements of the TSX. The NYSE has authorized, upon official notice of issuance, the listing of the Offered Shares offered hereunder.

DESCRIPTION OF SECURITIES BEING DISTRIBUTED

Common Shares

The Company is authorized to issue an unlimited number of Common Shares, without par value. As at the date of this Prospectus Supplement, there are 101,976,901 Common Shares issued and outstanding.

Each Common Share ranks equally with all other Common Shares with respect to distribution of assets upon dissolution, liquidation or winding-up of the Company and payment of dividends. The holders of Common Shares are entitled to one vote for each share on all matters to be voted on by such holders and are entitled to receive pro rata such dividends as may be declared by the board of directors of the Company. The holders of Common Shares have no pre-emptive or conversion rights. The rights attaching to the Common Shares can only be modified by the affirmative vote of at least two-thirds of the votes cast at a meeting of shareholders called for that purpose.

PRIOR SALES

There were no Common Shares issued by the Company during the 12 month period preceding the date of this Prospectus Supplement.

The following table sets out details of all securities convertible or exercisable into Common Shares that were issued or granted by the Company during the 12 months prior to the date of this Prospectus Supplement.

Date	Type of Security Issued	Number of Common Shares issuable upon exercise or conversion	Exercise or conversion price per Common Share
13-May-15	Stock options	2,427,500	$2.65

TRADING PRICE AND VOLUME

The following table sets forth the trading price range and volumes of the Common Shares on the TSX for the periods indicated:

Month	High ($)	Low ($)	Volume
November 2014	3.62	2.75	4,739,301
December 2014	3.22	2.13	5,351,383
January 2015	3.83	2.43	5,682,301
February 2015	3.55	2.76	3,509,061
March 2015	2.98	1.98	5,795,452
April 2015	2.70	2.25	3,206,221
May 2015	2.81	2.31	3,775,515
June 2015	2.74	2.45	1,333,083
July 2015	2.59	1.64	2,399,668
August 2015	2.54	1.64	2,386,867
September 2015	2.32	1.83	1,539,321
October 2015	2.49	2.07	1,786,537
November 2015 (to November 24)	2.10	1.79	1,280,300

The following table sets forth the trading price range and volumes of the Common Shares on the NYSE for the periods indicated.

Month	High (US$)	Low (US$)	Volume
November 2014	3.20	2.42	33,998,529
December 2014	2.96	1.83	51,504,474
January 2015	3.17	2.07	36,929,146
February 2015	2.82	2.18	19,953,035
March 2015	2.38	1.55	29,451,745
April 2015	2.24	1.84	19,245,835
May 2015	2.41	1.90	17,355,674
June 2015	2.22	1.95	14,417,144
July 2015	2.05	1.26	8,539,149
August 2015	1.94	1.25	20,649,096
September 2015	1.77	1.37	12,008,515
October 2015	1.94	1.65	14,507,039
November 2015 (to November 24)	1.612	1.33	10,443,318

RISK FACTORS

Investing in the Offered Shares is speculative and involves a high degree of risk due to the nature of Endeavour’s business and the present stage of exploration and development of our mineral properties. The following risk factors, as well as risks currently unknown to Endeavour, could materially adversely affect our future business, operations and financial condition and could cause them to differ materially from the estimates described in this Prospectus Supplement, the accompanying Prospectus or the documents incorporated by reference herein or therein, each of which could cause purchasers of Offered Shares to lose part or all of their investment. In addition to the other information contained in this Prospectus Supplement, the accompanying Prospectus and the documents incorporated by reference herein and therein, prospective investors should carefully consider the factors set out under “Risk Factors” in the accompanying Prospectus and the factors set out below in evaluating Endeavour and its business before making an investment in the Offered Shares.

Risks relating to the Company

Risks related to the replacement of mineral reserves and resources

The Guanaceví, Bolañitos and El Cubo mines are the Company’s only current sources of mineral production. Current life-of-mine plans provide for a defined production life for mining at the Company’s mines. The Bolañitos mine has an expected mine life of less than two years based on current proven and probable reserves and production levels. If the Company’s mineral reserves and resources are not replaced either by the development or discovery of additional reserves and/or extension of the life-of-mine at its current operating mines or through the acquisition or development of an additional producing mine, this could have an adverse impact on the Company’s future cash flows, earnings, financial performance and financial condition, including as a result of requirements to expend funds for reclamation and decommissioning.

Risks related to need for additional financing

The Company’s current cash and cash-flows, together with the net proceeds of this Offering, may not be sufficient to pursue additional exploration, development or discovery of additional reserves, extension to life-of-mines or new acquisitions and, therefore, the Company may require additional financing. Additional financing may not be available on acceptable terms, if at all. Even if this Offering is successfully completed, the Company may need additional financing by way of private or public offerings of equity or debt or the sale of project or property interests in order to have sufficient working capital for the aforementioned business objections, as well as for general working capital purposes.

The success and the pricing of any such capital raising and/or debt financing will be dependent upon the prevailing market conditions at that time. There can be no assurance that financing will be available to the Company or, if it is available, that it will be offered on acceptable terms. If additional financing is raised through the issuance of equity or convertible debt securities of the Company, this may negatively impact the price of the Common Shares and the interests of shareholders in the net assets of the Company may be diluted. See “Risks relating to the Common Shares and this Offering”.

Decreases in the market price of silver or gold may render the mining of reserves uneconomic

The mineral resource and reserve figures included in the Prospectus Supplement, the Prospectus and the documents incorporated by reference are estimates, which are, in part, based on forward-looking information, and no assurance can be given that the indicated level of silver and gold will be produced. Factors such as metal price fluctuations, increased production costs and reduced recovery rates may render the present proven and probable reserves unprofitable to develop at a particular site or sites for periods of time.

The NI 43-101 technical reports in respect of the Guanacevi Mines, the Bolanitos Mines and the El Cubo Mine assume the following metal prices: $22 per ounce for silver and $1,540 per ounce for gold. The Terronera PEA assumes the following metal prices in the base case plan: US$18 per ounce for silver and US$1,260 per ounce for gold. Mineral reserve and resource estimates would be lower than estimated to the extent that actual metal prices are lower than assumed.

If the Company is unable to successfully remediate material weaknesses in the internal control over financial reporting, the accuracy and timing of the financial reporting may be adversely affected, which may adversely affect investor confidence in Endeavour and, as a result, the value of the Common Shares

In connection with the audit of the Company’s consolidated financial statements for the year ended December 31, 2014, the auditors discovered a material weakness related to the Company’s ineffective management review of the recording of the impairment of long-lived assets and related financial statement disclosures, specifically related to the circular impact on deferred income taxes. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

Pursuant to the material weakness identified and disclosed as of December 31, 2014 and due to the inherent complexities in valuing long-lived assets, the Company remediated its internal controls by engaging as a consultant a professional valuation company with experience and knowledge in assessing the financial impact of impairments and will consult with such professional if there are any future impairments. In addition, no assurance can be provided that the Company has identified all of its existing significant deficiencies and material weaknesses, or that it will not in the future have additional significant deficiencies or material weaknesses. Section 404 of the U.S. Sarbanes-Oxley Act (“SOX”) requires an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting and an attestation report by the independent auditor addressing this assessment. The Company’s failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of the Company’s financial statements, which in turn could harm the business and negatively affect the trading price of the Common Shares. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause us to fail to meet reporting obligations. Future acquisitions of companies may also provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable the Company.

In addition, no evaluation can provide complete assurance that the internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information required to be reported. The effectiveness of the Company’s controls and procedures could also be limited by simple errors or faulty judgments. In addition, as the Company expands, the challenges involved in implementing appropriate internal control over financial reporting will increase and will require that it continue to improve the internal control over financial reporting. Although the Company intend to devote substantial time and incur substantial costs, as necessary, to ensure ongoing compliance, it cannot be certain that it will be successful in complying with Section 404 of SOX.

Risks related to the Company’s credit facility with the Bank of Nova Scotia

The Company has currently drawn down $22 million under the Credit Facility. The Credit Facility requires the Company to make certain interest payments, provide a first-ranking security interest over all of its assets and also contains a number of covenants that impose significant operating and financial restrictions on the Company and may limit the Company’s ability to engage in acts that may be in its long-term best interest.

As of October 31, 2015, the Company had cash and cash equivalents of US$17.3 million. If the Company’s cash flows and cash and cash equivalents are insufficient to fund its debt service obligations, including repayment or renewal of the Credit Facility at the end of its fixed term in June 2016, the Company could face liquidity problems and could be forced to seek amendments to the Credit Facility, or reduce or delay investments and capital expenditures, dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance the Company’s indebtedness, including the Credit Facility. The Company may not be able to affect any such alternative measures on commercially reasonable terms or at all and, even if successful, those alternatives may not allow the Company to meet its scheduled debt service obligations. There can be no certainty that the Company will be able to repay or renew the Credit Facility at maturity and the failure to do so would have a material adverse effect on the Company.

In addition, a breach of the covenants under the Credit Facility could result in an event of default under the applicable indebtedness. Such a default may allow the creditors to accelerate the related debt, and may result in the acceleration of any other debt to which a cross acceleration or cross default provision applies. In the event a lender accelerates the repayment of the Company’s borrowings, the Company may not have sufficient assets to repay its indebtedness. The security interests provided by the Company under the Credit Facility may adversely affect the Company’s ability to secure other types of financing. As a result of the security interests granted to the Bank of Nova Scotia, any default under Credit Facility including any covenants thereunder, could result in the loss of the Company’s entire interest in its material assets.

Risks relating to the Common Shares and the Offering

Future sales or issuances of debt or equity securities could decrease the value of any existing Common Shares, dilute investors’ voting power, reduce our earnings per share and make future sales of the Company’s equity securities more difficult

Endeavour may sell or issue additional debt or equity securities in offerings to finance our operations, exploration, development, acquisitions or other projects. Endeavour cannot predict the size of future sales and issuances of debt or equity securities or the effect, if any, that future sales and issuances of debt or equity securities will have on the market price of the Common Shares.

Sales or issuances of a substantial number of equity securities, or the perception that such sales could occur, may adversely affect prevailing market prices for the Common Shares. With any additional sale or issuance of equity securities, investors will suffer dilution of their voting power and may experience dilution in the Company’s earnings per share. Sales of Common Shares by shareholders might also make it more difficult for the Company to sell equity securities at a time and price that it deems appropriate.

The Common Share price has experienced volatility and may be subject to fluctuation in the future based on market conditions

The market prices for the securities of mining companies, including our own, have historically been highly volatile. The market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of any particular company. In addition, because of the nature of our business, certain factors such as our announcements and the public’s reaction, our operating performance and the performance of competitors and other similar companies, fluctuations in the market prices of our resources, government regulations, changes in earnings estimates or recommendations by research analysts who track our securities or securities of other companies in the resource sector, general market conditions, announcements relating to litigation, the arrival or departure of key personnel and the factors listed under the heading “Cautionary Note Regarding Forward-Looking Statements” can have an adverse impact on the market price of the Common Shares.

Any negative change in the public’s perception of Endeavour’s prospects could cause the price of our securities, including the price of our Common Shares, to decrease dramatically. Furthermore, any negative change in the public’s perception of the prospects of mining companies in general could depress the price of our securities, including the price of our Common Shares, regardless of our results. Following declines in the market price of a company’s securities, securities class-action litigation is often instituted. Litigation of this type, if instituted, could result in substantial costs and a diversion of our management’s attention and resources.

Endeavour will have broad discretion in the use of the net proceeds of the Offering and may use them in ways other than as described herein

Endeavour will have broad discretion over the use of the net proceeds from the Offering. Because of the number and variability of factors that will determine our use of such proceeds, our ultimate use might vary substantially from our planned use. You may not agree with how Endeavour allocates or spend the proceeds from the Offering. Endeavour may pursue acquisitions, collaborations or other opportunities that do not result in an increase in the market value of our securities, including the market value of our Common Shares, and may increase our losses.

The Company does not intend to pay dividends in the foreseeable future

The Company has never declared or paid any dividends on the Common Shares. Endeavour intends, for the foreseeable future, to retain its future earnings, if any, to finance its exploration activities and further development and the expansion of the business. The payment of future dividends, if any, will be reviewed periodically by the Board of Directors of Endeavour and will depend upon, among other things, conditions then existing including earnings, financial conditions, cash on hand, financial requirements to fund our exploration activities, development and growth, and other factors that the Board may consider appropriate in the circumstances.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of Offered Shares acquired pursuant to this Offering.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of Offered Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including, without limitation, specific tax consequences to a U.S. Holder under an applicable income tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Offered Shares. In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each prospective U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership, and disposition of Offered Shares.

No ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Offered Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary are based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable, and, in each case, as in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied retroactively. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation.

U.S. Holders

For purposes of this summary, the term "U.S. Holder" means a beneficial owner of Offered Shares acquired pursuant to this offering that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a “functional currency” other than the U.S. dollar; (e) own Offered Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) acquire Offered Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold Offered Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); or (h) own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power of the outstanding shares of the Company. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Income Tax Act (Canada) (the “Tax Act”); (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold Offered Shares in connection with carrying on a business in Canada; (d) persons whose Offered Shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Offered Shares.

If an entity or arrangement that is classified as a partnership (or other “pass-through” entity) for U.S. federal income tax purposes holds Offered Shares, the U.S. federal income tax consequences to such entity and the partners (or other owners) of such entity generally will depend on the activities of the entity and the status of such partners (or owners). This summary does not address the tax consequences to any such partner (or owner). Partners (or other owners) of entities or arrangements that are classified as partnerships or as “pass-through” entities for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of Offered Shares.

Ownership and Disposition of Offered Shares

The following discussion is subject in its entirety to the rules described below under the heading “Passive Foreign Investment Company Rules.”

Taxation of Distributions

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Offered Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any foreign income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the Offered Shares and thereafter as gain from the sale or exchange of such Offered Shares (see “Sale or Other Taxable Disposition of Offered Shares” below). However, the Company may not maintain the calculations of its earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder may have to assume that any distribution by the Company with respect to the Offered Shares will constitute ordinary dividend income. Dividends received on Offered Shares by corporate U.S. Holders generally will not be eligible for the “dividends received deduction”. Subject to applicable limitations and provided the Company is eligible for the benefits of the Canada-U.S. Tax Convention, dividends paid by the Company to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC (as defined below) in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Offered Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Offered Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in such Offered Shares sold or otherwise disposed of. Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if, at the time of the sale or other disposition, such Offered Shares are held for more than one year.

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Passive Foreign Investment Company Rules

If the Company were to constitute a “passive foreign investment company” (“PFIC”) for any year during a U.S. Holder’s holding period, then certain potentially adverse rules would affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of Offered Shares. The Company believes that it was not a PFIC for the prior tax year, and based on current business plans and financial expectations, the Company expects that it should not be a PFIC for the current tax year and expects that it should not be a PFIC for the foreseeable future. No opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or is currently planned to be requested. However, PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the tax year in question, and is determined annually. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Consequently, there can be no assurance that the Company has never been and will not become a PFIC for any tax year during which U.S. Holders hold Offered Shares.

In any year in which the Company is classified as a PFIC, a U.S. Holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621.

The Company generally will be a PFIC if, after the application of certain “look-through” rules with respect to subsidiaries in which the Company holds at least 25% of the value of such subsidiary, for a tax year, (a) 75% or more of the gross income of the Company for such tax year is passive income (the “income test”) or (b) 50% or more of the value of the Company’s assets either produce passive income or are held for the production of passive income (the “asset test”), based on the quarterly average of the fair market value of such assets. “Gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all (85% or more) of a foreign corporation’s commodities are stock in trade or inventory, depreciable property used in a trade or business or supplies regularly used or consumed in the ordinary course of its trade or business, and certain other requirements are satisfied.

If the Company were a PFIC in any tax year during which a U.S. Holder held Offered Shares, such holder generally would be subject to special rules with respect to “excess distributions” made by the Company on the Offered Shares and with respect to gain from the disposition of Offered Shares. An “excess distribution” generally is defined as the excess of distributions with respect to the Offered Shares received by a U.S Holder in any tax year over 125% of the average annual distributions such U.S. Holder has received from the Company during the shorter of the three preceding tax years, or such U.S. Holder’s holding period for the Offered Shares. Generally, a U.S. Holder would be required to allocate any excess distribution or gain from the disposition of the Offered Shares ratably over its holding period for the Offered Shares. Such amounts allocated to the year of the disposition or excess distribution would be taxed as ordinary income, and amounts allocated to prior tax years would be taxed as ordinary income at the highest tax rate in effect for each such year and an interest charge at a rate applicable to underpayments of tax would apply.

While there are U.S. federal income tax elections that sometimes can be made to mitigate these adverse tax consequences (including the “QEF Election” under Section 1295 of the Code and the “Mark-to-Market Election” under Section 1296 of the Code), such elections are available in limited circumstances and must be made in a timely manner.

U.S. Holders should be aware that, for each tax year, if any, that the Company is a PFIC, the Company can provide no assurances that it will satisfy the record keeping requirements or make available to U.S. Holders the information such U.S. Holders require to make a QEF Election with respect to the Company or any subsidiary that also is classified as a PFIC. U.S. Holders should consult their own tax advisors regarding the potential application of the PFIC rules to the ownership and disposition of Offered Shares, and the availability of certain U.S. tax elections under the PFIC rules.

Additional Considerations

Additional Tax on Passive Income

Certain individuals, estates and trusts whose income exceeds certain thresholds will be required to pay a 3.8% Medicare surtax on “net investment income” including, among other things, dividends and net gain from disposition of property (other than property held in certain trades or businesses). U.S. Holders should consult their own tax advisors regarding the application, if any, of this tax on their ownership and disposition of Offered Shares.

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of Offered Shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). A U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method with respect to foreign currency received upon the sale, exchange or other taxable disposition of the Offered Shares. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Offered Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income that is subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, the amount of a distribution with respect to the Offered Shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Backup Withholding and Information Reporting

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U. S. Holders may be subject to these reporting requirements unless their Offered Shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, Offered Shares will generally be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF COMMON SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR OWN PARTICULAR CIRCUMSTANCES.

INTEREST OF EXPERTS

Information regarding certain experts is contained in the Company’s AIF under “Interest of Experts” and, other than as set forth below, remains current to the date hereof. The “Qualified Persons” as defined by NI 43-101 who authored the Terronera PEA are the following individuals: Peter J. Smith, P.Eng., Eugenio Iasillo, P.E., Eugene Puritch, P.Eng., Richard Sutcliffe, P. Geo., David Burga, P. Geo., Jarita Barry, P. Geo., Richard Routledge, P. Geo., James Pearson, P.Eng., and Scott Fleming, P.E. To the knowledge of the Company, the QPs mentioned above held less than 1% of the outstanding securities of the Company at the time of the preparation of the Terronera PEA and at the time of the preparation of the technical information contained in, or incorporated by reference into, this Prospectus Supplement. The above noted QPs have reviewed and approved the summary of the Terronera PEA contained in this Prospectus Supplement.

LEGAL MATTERS

Certain legal matters relating to the Offering will be passed upon by Koffman Kalef LLP, as to Canadian legal matters, and Dorsey & Whitney LLP, as to US legal matters, on behalf of the Company and Cassels Brock & Blackwell LLP, as to Canadian legal matters, and Skadden, Arps, Slate, Meagher & Flom LLP, as to US legal matters, on behalf of the Agent.

As at the date hereof, the “designated professionals” (as such term is defined in Form 51-102F2 – Annual Information Form) of each of Koffman Kalef LLP and Dorsey & Whitney LLP, as a group, own, directly or indirectly, less than 1% of the outstanding Common Shares. Bernard Poznanski, whose law corporation is a partner of Koffman Kalef LLP, is the Corporate Secretary of the Company.

AUDITOR, TRANSFER AGENT AND REGISTRAR

The auditor of the Company is KPMG LLP, Chartered Accountants, of 777 Dunsmuir Street, Vancouver, British Columbia, V7Y 1K3. KPMG LLP reports that they are independent of the Company in accordance with the rules of professional conduct of the Institute of Chartered Accountants of British Columbia

The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc. at its principal offices in Vancouver, British Columbia and Toronto, Ontario.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

Endeavour is a public company and files annual, quarterly and special reports, proxy statements and other information with Canadian securities regulatory authorities and the SEC. You may read and copy, for a fee, any document the Company files at the SEC’s public reference room at 100 F Street, Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference room. The Company’s SEC filings are also available to the public at the SEC’s website at http://www.sec.gov. Certain of these documents are also available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR), which can be accessed at http://www.sedar.com.

BASE SHELF PROSPECTUS

July 29, 2014

ENDEAVOUR SILVER CORP.

$200,000,000

Common Shares

Warrants

Subscription Receipts

Debt Securities

Units

Endeavour Silver Corp. (the “Company” or “Endeavour”) may offer and issue from time to time common shares (the “Common Shares”), warrants (the “Warrants”) to purchase Common Shares or other Securities (as defined below), subscription receipts (“Subscription Receipts”) which entitle the holder to receive upon satisfaction of certain release conditions, and for no additional consideration, Common Shares or Warrants of the Company or any combination thereof, debt securities (“Debt Securities”), or units (“Units”) consisting of two or more of the foregoing (all of the foregoing, collectively, the ‘‘Securities’’) or any combination thereof up to an aggregate initial offering price of $200,000,000 (or its equivalent in any other currency used to denominate the Securities at the time of the offering) during the 25-month period that this short form base shelf prospectus (the “Prospectus”), including any amendments thereto, remains effective. Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying shelf prospectus supplement (a “Prospectus Supplement”). In addition, Securities may be offered and issued in consideration for the acquisition of other businesses, assets or securities by the Company or a subsidiary of the Company. The consideration for any such acquisition may consist of any of the Securities separately, a combination of Securities or any combination of, among other things, Securities, cash and assumption of liabilities.

Investing in securities of the Company involves a high degree of risk. You should carefully review the risks outlined in this Prospectus and in the documents incorporated by reference in this Prospectus and consider such risks in connection with an investment in such securities. See “Risk Factors”.

This offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada (“MJDS”), to prepare this Prospectus in accordance with Canadian disclosure requirements. Prospective investors in the United States should be aware that such requirements are different from those of the United States. Financial statements included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and may not be comparable to financial statements of United States companies. Our financial statements are subject to Canadian generally accepted auditing standards and auditor independence standards, in addition to the standards of the Public Company Accounting Oversight Board (United States) and the United States Securities and Exchange Commission (“SEC”) independence standards.

Prospective investors should be aware that the acquisition of the securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein. Prospective investors should read the tax discussion contained in the applicable Prospectus Supplement with respect to a particular offering of Securities.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the laws of British Columbia, Canada, that the majority of its officers and directors are residents of Canada, that all of the experts named in the registration statement are not residents of the United States, and that a substantial portion of the assets of the Company and said persons are located outside the United States.

NEITHER THE SEC NOR ANY STATE OR CANADIAN SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The specific terms of the Securities with respect to a particular offering will be set out in the applicable Prospectus Supplement and may include, where applicable: (i) in the case of Common Shares, the number of Common Shares offered, the issue price, and any other terms specific to the Common Shares being offered; (ii) in the case of Warrants, the designation, number and terms of the Common Shares or other Securities issuable upon exercise of the Warrants, any procedures that will result in the adjustment of these numbers, the exercise price, dates and periods of exercise, the currency in which the Warrants are issued and any other specific terms; (iii) in the case of Subscription Receipts, the designation, number and terms of the Common Shares or Warrants receivable upon satisfaction of certain release conditions, any procedures that will result in the adjustment of those numbers, any additional payments to be made to holders of Subscription Receipts upon satisfaction of the release conditions, the terms of the release conditions, terms governing the escrow of all or a portion of the gross proceeds from the sale of the Subscription Receipts, terms for the refund of all or a portion of the purchase price for Subscription Receipts in the event the release conditions are not met and any other specific terms, (iv) in the case of Debt Securities, the specific designation, the aggregate principal amount, the currency or the currency unit for which the Debt Securities may be purchased, the maturity, the interest provisions, the authorized denominations, the offering price, whether the Debt Securities are being offered for cash, the covenants, the events of default, any terms for redemption or retraction, any exchange or conversion rights attached to the Debt Securities, whether the debt is senior or subordinated to the Company’s other liabilities and obligations, whether the Debt Securities will be secured by any of the Company’s assets or guaranteed by any other person and any other terms specific to the Debt Securities being offered; and (v) in the case of Units, the terms of the component Securities and any other specific terms. A Prospectus Supplement may include specific variable terms pertaining to the Securities that are not within the alternatives and parameters described in this Prospectus. Where required by statute, regulation or policy, and where Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to such Securities will be included in the Prospectus Supplement describing such Securities.

Warrants will not be offered for sale separately to any member of the public in Canada unless the offering is in connection with, and forms part of, the consideration for an acquisition or merger transaction.

This Prospectus does not qualify for issuance Debt Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to one or more underlying interests, including, for example, an equity or debt security, or a statistical measure of economic or financial performance (including, but not limited to, any currency, consumer price or mortgage index, or the price or value of one or more commodities, indices or other items, or any other item or formula, or any combination or basket of the foregoing items). For greater certainty, this Prospectus may qualify for issuance Debt Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to published rates of a central banking authority or one or more financial institutions, such as a prime rate or bankers’ acceptance rate, or to recognized market benchmark interest rates such as LIBOR, EURIBOR or a United States federal funds rate.

All information permitted under applicable laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus, such delivery to be effected in the case of United States purchasers through the filing of such Prospectus Supplement or Prospectus Supplements with the SEC. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.

This Prospectus constitutes a public offering of these Securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such Securities. The Company may offer and sell Securities to or through underwriters or dealers and also may offer and sell certain Securities directly to purchasers or through agents pursuant to exemptions from registration or qualification under applicable securities laws. A Prospectus Supplement relating to each issue of Securities offered thereby will set forth the names of any underwriters, dealers or agents involved in the offering and sale of such Securities and will set forth the terms of the offering of such Securities, the method of distribution of such Securities including, to the extent applicable, the proceeds to the Company and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of the plan of distribution.

2

The outstanding Common Shares of the Company are listed for trading on Toronto Stock Exchange (“TSX”) under the symbol “EDR” and on NYSE MKT (“NYSE MKT”) under the symbol “EXK”. Unless otherwise specified in the applicable Prospectus Supplement, Securities other than the Common Shares of the Company will not be listed on any securities exchange. On July 28, 2014, the closing price of the Common Shares on TSX was $6.57 per share and the closing price of the Common Shares on NYSE MKT was U.S.$6.08 per share. There is currently no market through which Securities, other than the Common Shares, may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus. This may affect the pricing of the Securities, other than the Common Shares, in the secondary market, the transparency and availability of trading prices, the liquidity of these Securities and the extent of issuer regulation. See “Risk Factors”.

The offering of Securities hereunder is subject to approval of certain legal matters on behalf of the Company by Koffman Kalef LLP, with respect to Canadian legal matters, and Dorsey & Whitney LLP, with respect to United States legal matters.

In connection with any offering of Securities (unless otherwise specified in a Prospectus Supplement), other than an “at-the-market distribution”, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. See “Plan of Distribution”.

The earnings coverage ratios calculated for the 12 months ended December 31, 2013 and the 12 months ended March 31, 2014 were less than one to one. See “Earnings Coverage Ratios” for more information.

The Company’s head office is located at Suite 301-700 West Pender Street, Vancouver, British Columbia V6C 1G8 and its registered office is located at 19th Floor, 885 West Georgia Street, Vancouver, British Columbia V6C 3H4.

No underwriter has been involved in the preparation of this Prospectus or performed any review of the contents of this Prospectus.

Geoffrey A. Handley, Mario Szotlender and Ricardo M. Campoy, being directors of the Company reside outside Canada. Although these persons have appointed the Company, at Suite 301-700 West Pender Street, Vancouver, British Columbia V6C 1G8, as their agents for service of process in Canada, it may not be possible for investors to enforce judgments obtained in Canada against any of them.

3

_____________________________

You should rely only on the information contained in or incorporated by reference into this Prospectus or contained in any applicable Prospectus Supplement. The Company has not authorized anyone to provide you with different information. The Company is not making an offer of these Securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this Prospectus and any Prospectus Supplement is accurate as of any date other than the date on the front of those documents or that any information contained in any document incorporated by reference is accurate as of any date other than the date of that document.

Unless the context otherwise requires, references in this Prospectus and any Prospectus Supplement to “we”, “our”, “us”, “Endeavour” or the “Company” refer to Endeavour Silver Corp. and each of its material subsidiaries.

Cautionary Note Regarding Forward-Looking Statements

This Prospectus and the documents incorporated by reference herein contain forward-looking statements within the meaning of applicable Canadian securities laws and forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements concern the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

4

Statements concerning reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed and, in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” (or the negative and grammatical variations of any of these terms and similar expressions) be taken, occur or be achieved,) are not statements of historical fact and may be forward-looking statements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation, risks related to the following:

•	precious and base metal price fluctuations;
•	fluctuations in the price of consumed commodities;
•	fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and United States dollar);
•	the inherently dangerous activity of mining, including conditions or events beyond our control, and operating or technical difficulties in mineral exploration, development and mining activities;
•	uncertainty in our ability to fund the development of our mineral properties or the completion of further exploration programs;
•	uncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that our development activities will result in profitable mining operations;
•	our reserves and mineral resource figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated and to diminishing quantities or grades of mineral reserves as properties are mined;
•	our acquisition strategy and integration of new acquisitions;
•	our foreign operations including risks related to our primary properties being located in Mexico, including political, economic, and regulatory instability;
•	changes in governmental regulations, tax and labour laws and obtaining necessary licenses and permits;
•	Mexican tax assessments;
•	our business being subject to environmental laws and regulations which may increase our costs of doing business and restrict our operations;
•	our mineral properties being subject to prior unregistered agreements, transfers, or claims and other defects in title;
•	inability to obtain insurance or inadequate insurance;
•	uncertainty in our ability to obtain necessary financing;
•	increased competition that could adversely affect our ability to attract necessary capital funding or acquire suitable producing properties for mineral exploration in the future;
•	our status as a foreign issuer under United States federal securities laws;
•	financial instruments; and
•	our securities.

This list is not exhaustive of the factors that may affect the Company’s forward-looking statements. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements due to a variety of risk, uncertainties and other factors, including, without limitation, those referred to in this Prospectus and any Prospectus Supplement under “Risk Factors” and elsewhere in this Prospectus and any Prospectus Supplement and in the documents incorporated by reference herein. The Company’s forward-looking statements are based on beliefs, expectations and opinions of management on the date the statements are made and the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions change, except as required by applicable law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

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Cautionary Notes to United States Investors Concerning Mineral Reserve and Resource Estimates

Resource and Reserve Estimates

This Prospectus and the documents incorporated by reference herein have been prepared in accordance with the requirements of Canadian provincial securities laws, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all reserve and resource estimates included or incorporated by reference in this Prospectus have been prepared in accordance with Canadian National Instrument 43-101—Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”)—CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. NI 43-101 is an instrument developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with NI 43-101and CIM standards. These definitions differ from the definitions in the SEC’s Industry Guide 7 under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”).

Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this Prospectus and the documents incorporated by reference herein contain descriptions of the Company’s mineral deposits that may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

Currency Presentation and Exchange Rate Information

Unless stated otherwise or as the context otherwise requires, all references to dollar amounts in this Prospectus and any Prospectus Supplement are references to Canadian dollars. References to “$” or “Cdn.$” are to Canadian dollars and references to “U.S. dollars” or “U.S.$” are to United States dollars.

Except as otherwise noted in the Company’s AIF (as defined under “Documents Incorporated by Reference”) and the Company’s financial statements and related management’s discussion and analysis of financial condition and results of operations of the Company that are incorporated by reference into this Prospectus (see “Documents Incorporated by Reference”), the financial information contained in such documents is expressed in United States dollars.

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The high, low, average and closing noon rates for the United States dollar in terms of Canadian dollars for each of the financial periods of the Company ended March 31, 2014, December 31, 2013, December 31, 2012 and December 31, 2011, as quoted by the Bank of Canada, were as follows:

	Three months ended March 31, 2014	Year ended December 31, 2013	Year ended December 31, 2012	Year ended December 31, 2011
	(expressed in Canadian dollars)
High	1.1251	1.0697	1.0418	1.0604
Low	1.0614	0.9839	0.9710	0.9449
Average	1.1033	1.0299	0.9996	0.9891
Closing	1.1002	1.0617	0.9946	1.0162

On July 29, 2014, the noon exchange rate for the United States dollar in terms of Canadian dollars, as quoted by the Bank of Canada, was U.S.$1.00 = $1.0851.

The Company

The Company is a Canadian mining company engaged in the evaluation, acquisition, exploration, development and exploitation of precious metal properties in Mexico and Chile.

Since 2004, the Company has focussed on identifying and acquiring mineral properties of merit in Mexico and South America. In 2004, the Company entered into and exercised formal option agreements for a 100% interest in the producing Santa Cruz silver-gold mine, certain other mining concessions and the Guanacevi mineral processing plant (collectively, the “Guanacevi Mines”) in Durango, Mexico. In 2007, the Company completed acquisition agreements to acquire a 100% interest in the producing Unidad Bolañitos silver-gold mines, certain other mining concessions and a mineral processing plant (collectively, the “Bolañitos Mines”) in the Guanajuato and silver districts in the state of Guanajuato, Mexico. The acquisitions of these two silver-gold mines and processing plants resulted in the Company becoming a primary silver producer, as well as transformed the Company from a mineral exploration company to an operating mining company.

In 2012, the Company completed the acquisition of the El Cubo silver-gold mine (“El Cubo Mine”) located in Guanajuato, Mexico and the Guadalupe y Calvo silver-gold exploration project located in Chihuahua, Mexico. The El Cubo Mine is a producing silver-gold mine located in the southeast part of the historic Guanajuato mining district in central Mexico, only 10 kilometres from the Bolañitos Mines.

Further information regarding the business of the Company, its operations and its mineral properties can be found in the Company’s AIF and the materials incorporated by reference into this Prospectus. See “Documents Incorporated by Reference”.

Use of Proceeds

Unless otherwise specified in a Prospectus Supplement, the net proceeds from the sale of the Securities will be used for general corporate purposes, including, without limitation, the following anticipated purposes:

•	to fund the potential cost to develop and construct a mine at the Company’s 100% owned San Sebastian property which the Company is advancing to a development decision by the end of 2014;

•	to assess potential development stage mineral properties for acquisition;

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•	to fund the potential acquisition of other development stage mineral properties; and

•	for continued exploration on the Company’s various existing mineral properties.

Each Prospectus Supplement will contain specific information concerning the use of proceeds from that sale of Securities.

All expenses relating to an offering of Securities and any compensation paid to underwriters, dealers or agents, as the case may be, will be paid out of the Company’s general funds, unless otherwise stated in the applicable Prospectus Supplement.

Consolidated Capitalization

There has been no material change in the share and loan capital of the Company, on a consolidated basis, since the date of the unaudited consolidated interim financial statements of the Company as at and for the three months ended March 31, 2014, which are incorporated by reference in this Prospectus.

Description of Existing Indebtedness

The Company entered into a U.S.$75 million secured revolving term credit facility (the “Credit Facility”) with The Bank of Nova Scotia (“Scotiabank”) pursuant to a credit agreement made as of July 24, 2012. In 2013, the Company extended the maturity of the Credit Facility from July 24, 2015 until July 24, 2016. Under the terms of the Credit Facility, the credit limit available was reduced to U.S.$50 million on July 24, 2013 and, further to the extension, will be reduced to U.S.$25 million on July 24, 2015. The Credit Facility is to be used for general corporate purposes and is secured by a pledge of the Company’s equity interests in its material operating subsidiaries, including Refinadora Plata Guanacevi S.A de C.V., Minas Bolanitos S.A. de C.V., and Compania Minera del Cubo S.A. de C.V. The interest rate margin on the Credit Facility ranges from 2.75% to 4.25% over LIBOR or 1.75% to 3.25% per annum over Scotiabank’s base rate in Canada based on the Company’s total indebtedness to EBITDA ratio, where EBITDA is adjusted for gains or losses on derivative liabilities. The Company also agreed to pay a standby fee of between 0.6875% and 1.05% per annum on undrawn amounts under the Credit Facility and an issuance fee for letters of credit issued on behalf of the Company of between 2.75% and 4.25% per annum calculated on the face amount of each letter of credit, based on the Company’s total indebtedness to EBITDA ratio. The Credit Facility is subject to various qualitative and quantitative covenants of the Company, including EBITDA leverage ratio, interest service coverage ratio and tangible net worth calculation, which are all currently in compliance. As at December 31, 2013 and March 31, 2014, the Company had drawn U.S.$33.0 million and U.S.$32.0 million, respectively, under the Credit Facility. The Company expects that it will have sufficient cash flow from existing operations and cash on hand to meets its repayment obligations under the Credit Facility and, therefore, does not presently intend to repay amounts drawn under the Credit Facility using net proceeds from the sale of the Securities.

Earnings Coverage Ratios

The following consolidated earnings coverage ratios have been calculated for the year ended December 31, 2013 and the 12 months ended March 31, 2014 and give effect to all long-term financial liabilities of the Company and the repayment, redemption or retirement thereof since such dates. The earnings coverage ratios set forth below do not purport to be indicative of earnings coverage ratios for any future periods. The earnings coverage ratios and the interest requirements do not give effect to the issuance of any Debt Securities that may be issued pursuant to any Prospectus Supplement since the aggregate principal amounts and the terms of such Debt Securities are not presently known.

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	Year ended December 31, 2013	12 months ended March 31, 2014
Interest requirements	U.S.$1.2 million	U.S.$1.4 million
Earnings (loss) before interest expense and taxes	(U.S.$94 million)	(U.S.$108 million)
Earnings coverage	Negative 78	Negative 77

If the Company offers any Debt Securities having a term to maturity in excess of one year under a Prospectus Supplement, the Prospectus Supplement will include earnings coverage ratios giving effect to the issuance of such Debt Securities.

The Company would have required a net income of $1.2 million for the 12 months ended December 31, 2013 and $1.4 million for the 12 months ended March 31, 2014 in order to achieve an earnings coverage ratio of one to one for such periods.

Dividend Policy

The Company has not declared or paid any dividends on its Common Shares since the date of its incorporation. The Company intends to retain its earnings, if any, to finance the growth and development of its business and does not expect to pay dividends or to make any other distributions in the near future. The Company’s board of directors will review this policy from time to time having regard to the Company’s financing requirements, financial condition and other factors considered to be relevant.

Description of Common Shares

The Company’s authorized share capital consists of an unlimited number of Common Shares without par value. As at the date of this Prospectus, there are 101,534,514 Common Shares issued and outstanding.

Each Common Share ranks equally with all other Common Shares with respect to distribution of assets upon dissolution, liquidation or winding-up of the Company and payment of dividends. The holders of Common Shares are entitled to one vote for each share on all matters to be voted on by such holders and are entitled to receive pro rata such dividends as may be declared by the board of directors of the Company. The holders of Common Shares have no pre-emptive or conversion rights. The rights attaching to the Common Shares can only be modified by the affirmative vote of at least two-thirds of the votes cast at a meeting of shareholders called for that purpose.

Description of Warrants

The following description, together with the additional information the Company may include in any Prospectus Supplements, summarizes the material terms and provisions of the Warrants that the Company may offer under this Prospectus, which may consist of Warrants to purchase Common Shares or other Securities and may be issued in one or more series. Warrants may be offered independently or together with Common Shares or other Securities offered by any Prospectus Supplement, and may be attached to or separate from those Securities. Warrants will not, however, be offered for sale separately to any member of the public in Canada unless the offering is in connection with, and forms part of, the consideration for an acquisition or merger transaction. While the terms summarized below will apply generally to any Warrants that the Company may offer under this Prospectus, the Company will describe the particular terms of any series of Warrants that it may offer in more detail in the applicable Prospectus Supplement. The terms of any Warrants offered under a Prospectus Supplement may differ from the terms described below.

General

Warrants will be issued under and governed by the terms of one or more warrant indentures or agreement (each a “Warrant Indenture”) between the Company and a warrant trustee or warrant agent (a “Warrant Trustee”) that the Company will name in the relevant Prospectus Supplement. Each Warrant Trustee will be a financial institution organized under the laws of Canada or any province thereof and authorized to carry on business as a trustee. If applicable, the Company will file with the SEC as exhibits to the registration statement of which this Prospectus is a part, or will incorporate by reference from a Report of Foreign Private Issuer on Form 6-K that the Company files with the SEC, any Warrant Indenture describing the terms and conditions of such Warrants that the Company is offering before the issuance of such Warrants.

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This summary of some of the provisions of the Warrants is not complete. The statements made in this Prospectus relating to any Warrant Indenture and Warrants to be issued under this Prospectus are summaries of certain anticipated provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable Warrant Indenture. Prospective investors should refer to the Warrant Indenture relating to the specific Warrants being offered for the complete terms of the Warrants. The applicable Prospectus Supplement relating to any Warrants offered by us will describe the particular terms of those Warrants and include specific terms relating to the offering.

The particular terms of each issue of Warrants will be described in the applicable Prospectus Supplement. This description will include, where applicable:

•	the designation and aggregate number of Warrants;

•	the price at which the Warrants will be offered;

•	the currency or currencies in which the Warrants will be offered;

•	the date on which the right to exercise the Warrants will commence and the date on which the right will expire;

•	the number of Common Shares or other Securities that may be purchased upon exercise of each Warrant and the price at which and currency or currencies in which the Common Shares or other Securities may be purchased upon exercise of each Warrant;

•	the designation and terms of any Securities with which the Warrants will be offered, if any, and the number of the Warrants that will be offered with each Security;

•	the date or dates, if any, on or after which the Warrants and the other Securities with which the Warrants will be offered will be transferable separately;

•	any minimum or maximum number of Warrants that may be exercised at any one time;

•	whether the Warrants will be subject to redemption and, if so, the terms of such redemption provisions;

•	whether the Company will issue the Warrants as global securities and, if so, the identity of the depositary of the global securities;

•	whether the Warrants will be listed on an exchange;

•	material Canadian federal income tax consequences and, if applicable, material United States federal income tax consequences of owning the Warrants; and

•	and any other material terms or conditions of the Warrants.

Rights of Holders Prior to Exercise

Prior to the exercise of Warrants, holders of Warrants will not have any of the rights of holders of the Common Shares or other Securities issuable upon exercise of the Warrants.

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Exercise of Warrants

Each Warrant will entitle the holder to purchase the Securities that the Company specifies in the applicable Prospectus Supplement at the exercise price described therein. Unless the Company otherwise specifies in the applicable Prospectus Supplement, holders of the Warrants may exercise the Warrants at any time up to the specified time on the expiration date set forth in the applicable Prospectus Supplement. After the close of business on the expiration date, unexercised Warrants will become void.

Holders of the Warrants may exercise the Warrants by delivering the Warrant Certificate representing the Warrants to be exercised together with specified information, and paying the required amount to the Warrant Trustee in immediately available funds, as provided in the applicable Prospectus Supplement. The Company will set forth on the Warrant Certificate and in the applicable Prospectus Supplement the information that the holder of the Warrant will be required to deliver to the Warrant Trustee.

Upon receipt of the required payment and the Warrant Certificate properly completed and duly executed at the corporate trust office of the Warrant Trustee or any other office indicated in the applicable Prospectus Supplement, the Company will issue and deliver the Securities purchasable upon such exercise. If fewer than all of the Warrants represented by the Warrant Certificate are exercised, then the Company will issue a new Warrant Certificate for the remaining amount of Warrants. If the Company so indicates in the applicable Prospectus Supplement, holders of the Warrants may surrender securities as all or part of the exercise price for Warrants.

Anti-Dilution

The Warrant Indenture will specify that, upon the subdivision, consolidation, reclassification or other material change of the Common Shares or any other reorganization, amalgamation, arrangement, merger or sale of all or substantially all of the Company’s assets, Warrants exercisable for Common Shares will thereafter evidence the right of the holder to receive the securities, property or cash deliverable in exchange for or on the conversion of or in respect of the Common Shares to which the holder of a Common Share would have been entitled immediately after such event. Similarly, any distribution to all or substantially all of the holders of Common Shares of rights, options, warrants, evidences of indebtedness or assets will result in an adjustment in the number of Common Shares to be issued to holders of Warrants that are exercisable for Common Shares.

Global Securities

The Company may issue Warrants in whole or in part in the form of one or more global securities, which will be registered in the name of and be deposited with a depositary, or its nominee, each of which will be identified in the applicable Prospectus Supplement. The global securities may be in temporary or permanent form. The applicable Prospectus Supplement will describe the terms of any depositary arrangement and the rights and limitations of owners of beneficial interests in any global security. The applicable Prospectus Supplement will describe the exchange, registration and transfer rights relating to any global security.

Modifications

The Warrant Indenture will provide for modifications and alterations to the Warrants issued thereunder by way of a resolution of holders of Warrants at a meeting of such holders or a consent in writing from such holders. The number of holders of Warrants required to pass such a resolution or execute such a written consent will be specified in the Warrant Indenture.

The Company may amend any Warrant Indenture and the Warrants, without the consent of the holders of the Warrants, to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision, or in any other manner that will not materially and adversely affect the interests of holders of outstanding Warrants.

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Description of Subscription Receipts

The Company may issue Subscription Receipts, which will entitle holders to receive upon satisfaction of certain release conditions and for no additional consideration, Common Shares, Warrants or any combination thereof. Subscription Receipts will be issued pursuant to one or more subscription receipt agreements (each, a “Subscription Receipt Agreement”), each to be entered into between the Company and an escrow agent (the “Escrow Agent”), which will establish the terms and conditions of the Subscription Receipts. Each Escrow Agent will be a financial institution organized under the laws of Canada or a province thereof and authorized to carry on business as a trustee. A copy of the form of Subscription Receipt Agreement will be filed with Canadian securities regulatory authorities and, if applicable, the Company will file with the SEC as exhibits to the registration statement of which this Prospectus is a part, or will incorporate by reference from a Report of Foreign Private Issuer on Form 6-K that the Company files with the SEC, any Subscription Receipt Agreement describing the terms and conditions of such Subscription Receipts that the Company is offering before the issuance of such Subscription Receipts.

The following description sets forth certain general terms and provisions of Subscription Receipts and is not intended to be complete. The statements made in this Prospectus relating to any Subscription Receipt Agreement and Subscription Receipts to be issued thereunder are summaries of certain anticipated provisions thereof and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable Subscription Receipt Agreement and the Prospectus Supplement describing such Subscription Receipt Agreement.

The Prospectus Supplement relating to any Subscription Receipts the Company offers will describe the Subscription Receipts and include specific terms relating to their offering. All such terms will comply with the requirements of the TSX and NYSE MKT relating to Subscription Receipts. If underwriters or agents are used in the sale of Subscription Receipts, one or more of such underwriters or agents may also be parties to the Subscription Receipt Agreement governing the Subscription Receipts sold to or through such underwriters or agents.

General

The Prospectus Supplement and the Subscription Receipt Agreement for any Subscription Receipts the Company offers will describe the specific terms of the Subscription Receipts and may include, but are not limited to, any of the following:

•	the designation and aggregate number of Subscription Receipts offered;

•	the price at which the Subscription Receipts will be offered;

•	the currency or currencies in which the Subscription Receipts will be offered;

•	the designation, number and terms of the Common Shares, Warrants or combination thereof to be received by holders of Subscription Receipts upon satisfaction of the release conditions, and the procedures that will result in the adjustment of those numbers;

•	the conditions (the “Release Conditions”) that must be met in order for holders of Subscription Receipts to receive for no additional consideration Common Shares, Warrants or a combination thereof;

•	the procedures for the issuance and delivery of Common Shares, Warrants or a combination thereof to holders of Subscription Receipts upon satisfaction of the Release Conditions;

•	whether any payments will be made to holders of Subscription Receipts upon delivery of the Common Shares, Warrants or a combination thereof upon satisfaction of the Release Conditions (e.g. an amount equal to dividends declared on Common Shares by the Company to holders of record during the period from the date of issuance of the Subscription Receipts to the date of issuance of any Common Shares pursuant to the terms of the Subscription Receipt Agreement);

•	the identity of the Escrow Agent;

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•	the terms and conditions under which the Escrow Agent will hold all or a portion of the gross proceeds from the sale of Subscription Receipts, together with interest and income earned thereon (collectively, the “Escrowed Funds”), pending satisfaction of the Release Conditions;

•	the terms and conditions pursuant to which the Escrow Agent will hold Common Shares, Warrants or a combination thereof pending satisfaction of the Release Conditions;

•	the terms and conditions under which the Escrow Agent will release all or a portion of the Escrowed Funds to the Company upon satisfaction of the Release Conditions;

•	if the Subscription Receipts are sold to or through underwriters or agents, the terms and conditions under which the Escrow Agent will release a portion of the Escrowed Funds to such underwriters or agents in payment of all or a portion of their fees or commission in connection with the sale of the Subscription Receipts;

•	procedures for the refund by the Escrow Agent to holders of Subscription Receipts of all or a portion of the subscription price for their Subscription Receipts, plus any pro rata entitlement to interest earned or income generated on such amount, if the Release Conditions are not satisfied;

•	any contractual right of rescission to be granted to initial purchasers of Subscription Receipts in the event this Prospectus, the Prospectus Supplement under which Subscription Receipts are issued or any amendment hereto or thereto contains a misrepresentation;

•	any entitlement of the Company to purchase the Subscription Receipts in the open market by private agreement or otherwise;

•	whether the Company will issue the Subscription Receipts as global securities and, if so, the identity of the depositary for the global securities;

•	whether the Company will issue the Subscription Receipts as bearer securities, registered securities or both;

•	provisions as to modification, amendment or variation of the Subscription Receipt Agreement or any rights or terms attaching to the Subscription Receipts;

•	whether the Subscription Receipts will be listed on an exchange;

•	material Canadian federal income tax consequences and, if applicable, material United States federal income tax consequences of owning the Subscription Receipts; and

•	any other terms of the Subscription Receipts.

The holders of Subscription Receipts will not be shareholders of the Company. Holders of Subscription Receipts are entitled only to receive Common Shares, Warrants or a combination thereof on exchange of their Subscription Receipts, plus any cash payments provided for under the Subscription Receipt Agreement, if the Release Conditions are satisfied. If the Release Conditions are not satisfied, Holders of Subscription Receipts shall be entitled to a refund of all or a portion of the subscription price therefor and all or a portion of the pro rata share of interest earned or income generated thereon, as provided in the Subscription Receipt Agreement.

Escrow

The Escrowed Funds will be held in escrow by the Escrow Agent, and such Escrowed Funds will be released to the Company (and, if the Subscription Receipts are sold to or through underwriters or agents, a portion of the Escrowed Funds may be released to such underwriters or agents in payment of all or a portion of their fees in connection with the sale of the Subscription Receipts) at the time and under the terms specified by the Subscription Receipt Agreement. If the Release Conditions are not satisfied, holders of Subscription Receipts will receive a refund of all or a portion of the subscription price for their Subscription Receipts plus their pro rata entitlement to interest earned or income generated on such amount, in accordance with the terms of the Subscription Receipt Agreement. Common Shares or Warrants may be held in escrow by the Escrow Agent and will be released to the holders of Subscription Receipts following satisfaction of the Release Conditions at the time and under the terms specified in the Subscription Receipt Agreement.

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Anti-Dilution

The Subscription Receipt Agreement will specify that upon the subdivision, consolidation, reclassification or other material change of Common Shares or Warrants underlying the particular Subscription Receipts or any other reorganization, amalgamation, arrangement, merger or sale of all or substantially all of the Company’s assets, the Subscription Receipts will thereafter evidence the right of the holder to receive the securities, property or cash deliverable in exchange for or on the conversion of or in respect of the Common Shares or Warrants to which the holder of a Common Share or identical Warrant would have been entitled immediately after such event. Similarly, any distribution to all or substantially all of the holders of Common Shares of rights, options, warrants, evidences of indebtedness or assets will result in an adjustment in the number of Common Shares to be issued to holders of Subscription Receipts whose Subscription Receipts entitle the holders thereof to receive Common Shares. Alternatively, such securities, evidences of indebtedness or assets may, at the option of the Company, be issued to the Escrow Agent and delivered to holders of Subscription Receipts on exercise thereof. The Subscription Receipt Agreement will also provide that if other actions of the Company affect the Common Shares or Warrants, which, in the reasonable opinion of the directors of the Company, would materially affect the rights of the holders of Subscription Receipts and/or the rights attached to the Subscription Receipts, the number of Common Shares or Warrants which are to be received pursuant to the Subscription Receipts shall be adjusted in such manner, if any, and at such time as the directors of the Company may in their discretion reasonably determine to be equitable to the holders of Subscription Receipts in such circumstances.

Rescission

The Subscription Receipt Agreement will also provide that any misrepresentation in this Prospectus, the Prospectus Supplement under which the Subscription Receipts are offered, or any amendment hereto or thereto, will entitle each initial purchaser of Subscription Receipts to a contractual right of rescission following the issuance of the Common Shares or Warrants to such purchaser entitling such purchaser to receive the amount paid for the Subscription Receipts upon surrender of the Common Shares or Warrants, provided that such remedy for rescission is exercised in the time stipulated in the Subscription Receipt Agreement. This right of rescission does not extend to holders of Subscription Receipts who acquire such Subscription Receipts from an initial purchaser, on the open market or otherwise, or to initial purchasers who acquire Subscription Receipts in the United States.

Global Securities

The Company may issue Subscription Receipts in whole or in part in the form of one or more global securities, which will be registered in the name of and be deposited with a depositary, or its nominee, each of which will be identified in the applicable Prospectus Supplement. The global securities may be in temporary or permanent form. The applicable Prospectus Supplement will describe the terms of any depositary arrangement and the rights and limitations of owners of beneficial interests in any global security. The applicable Prospectus Supplement also will describe the exchange, registration and transfer rights relating to any global security.

Modifications

The Subscription Receipt Agreement will provide for modifications and alterations to the Subscription Receipts issued thereunder by way of a resolution of holders of Subscription Receipts at a meeting of such holders or a consent in writing from such holders. The number of holders of Subscriptions Receipts required to pass such a resolution or execute such a written consent will be specified in the Subscription Receipt Agreement.

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Description of Debt Securities

In this section describing the Debt Securities, “the Company” refers only to Endeavour Silver Corp. without any of its subsidiaries. This section describes the general terms that will apply to any Debt Securities issued pursuant to this Prospectus. The specific terms of the Debt Securities, and the extent to which the general terms described in this section apply to those Debt Securities, will be set forth in the applicable Prospectus Supplement.

The Debt Securities will be issued in one or more series under an indenture (the “Trust Indenture”) to be entered into between the Company and one or more trustees (the “Debt Trustee”) that will be named in a Prospectus Supplement for a series of Debt Securities. To the extent applicable, the Trust Indenture will be subject to and governed by the Business Corporations Act (British Columbia) and/or the United States Trust Indenture Act of 1939, as amended. A copy of the form of the Trust Indenture to be entered into has been filed with the SEC as an exhibit to the registration statement of which this Prospectus forms a part. The description of certain provisions of the Trust Indenture in this section is not intended to be complete and is qualified in its entirety by reference to the provisions of the Trust Indenture. Terms used in this summary that are not otherwise defined herein have the meaning ascribed to them in the Trust Indenture.

The Company may issue Debt Securities and incur additional indebtedness other than through the offering of Debt Securities pursuant to this Prospectus.

General

The Trust Indenture does not limit the aggregate principal amount of Debt Securities which the Company may issue under the Trust Indenture and does not limit the amount of other indebtedness that the Company may incur. The Company may issue Debt Securities from time to time in one or more series which may be denominated and payable in U.S. dollars, Canadian dollars or any other currency. Unless otherwise indicated in the applicable Prospectus Supplement, the Trust Indenture permits the Company, without the consent of the holders of any Debt Securities, to increase the principal amount of any series of Debt Securities the Company has previously issued under the Trust Indenture and to issue such increased principal amount.

The applicable Prospectus Supplement will set forth the following terms relating to the Debt Securities offered by such Prospectus Supplement (the “Offered Debt Securities”):

•	the specific designation of the Offered Debt Securities; any limit on the aggregate principal amount of the Offered Debt Securities; the date or dates, if any, on which the Offered Debt Securities will mature and the portion (if less than all of the principal amount) of the Offered Debt Securities to be payable upon declaration of acceleration of maturity;

•	the rate or rates (whether fixed or variable) at which the Offered Debt Securities will bear interest, if any, the date or dates from which any such interest will accrue and on which any such interest will be payable and the record dates for any interest payable on the Offered Debt Securities that are in registered form;

•	the terms and conditions under which the Company may be obligated to redeem, repay or purchase the Offered Debt Securities pursuant to any sinking fund or analogous provisions or otherwise;

•	the terms and conditions upon which the Company may redeem or prepay the Offered Debt Securities, in whole or in part, at its option;

•	the covenants applicable to the Offered Debt Securities;

•	the terms and conditions for any conversion or exchange of the Offered Debt Securities for any other securities;

•	any restrictions or other provisions relating to the transfer or exchange of Offered Debt Securities;

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•	whether the Offered Debt Securities will be issuable in registered form or bearer form or both, and, if issuable in bearer form, the restrictions as to the offer, sale and delivery of the Offered Debt Securities which are in bearer form and as to exchanges between registered form and bearer form;

•	whether the Offered Debt Securities will be issuable in the form of registered global securities (“Global Debt Securities”), and, if so, the identity of the depositary for such registered Global Debt Securities;

•	the denominations in which registered Offered Debt Securities will be issuable, if other than denominations of U.S.$1,000 and integral multiples of U.S.$1,000 and the denominations in which bearer Offered Debt Securities will be issuable, if other than U.S.$5,000;

•	each office or agency where payments on the Offered Debt Securities will be made (if other than the offices or agencies described under the heading “Payment” below) and each office or agency where the Offered Debt Securities may be presented for registration of transfer or exchange;

•	the currency in which the Offered Debt Securities are denominated or the currency in which the Company will make payments on the Offered Debt Securities;

•	any index, formula or other method used to determine the amount of payments of principal of (and premium, if any) or interest, if any, on the Offered Debt Securities;

•	events of default by the Company and covenants of the Company; and

•	any other terms of the Offered Debt Securities not prohibited by the Trust Indenture which apply solely to the Offered Debt Securities, or terms described herein as generally applicable to the Debt Securities which are not to apply to the Offered Debt Securities.

Unless otherwise indicated in the applicable Prospectus Supplement:

(a)	holders may not tender Debt Securities to the Company for repurchase, and

(b)	the holders of the Debt Securities will not be afforded protection under the Trust Indenture in the event of a highly leveraged transaction or a change in control of the Company, except in certain specified circumstances.

The Company may issue Debt Securities under the Trust Indenture bearing no interest or interest at a rate below the prevailing market rate at the time of issuance and, in such circumstances, the Company may offer and sell those Debt Securities at a discount below their stated principal amount. The Company will describe in the applicable Prospectus Supplement any Canadian and United States federal income tax consequences and other special considerations applicable to any discounted Debt Securities or other Debt Securities offered and sold at par which are treated as having been issued at a discount for Canadian and/or United States federal income tax purposes.

Any Debt Securities issued by the Company will be direct, unconditional and unsecured obligations of the Company and will rank equally among themselves and with all of the Company’s other unsecured, unsubordinated obligations, except to the extent prescribed by law. Debt Securities issued by the Company will be structurally subordinated to all existing and future liabilities, including trade payables and other indebtedness, of the Company’s subsidiaries. The Company will agree to provide to the Debt Trustee (i) annual reports containing audited financial statements and (ii) quarterly reports for the first three quarters of each fiscal year containing unaudited financial information.

Form, Denomination, Exchange and Transfer

Unless otherwise indicated in the applicable Prospectus Supplement, the Company will issue Debt Securities only in fully registered form without coupons, and in denominations of U.S.$1,000 and integral multiples of U.S.$1,000. Debt Securities may be presented for exchange and registered Debt Securities may be presented for registration of transfer in the manner to be set forth in the Trust Indenture and in the applicable Prospectus Supplement, without service charges. The Company may, however, require payment sufficient to cover any taxes or other governmental charges due in connection with the exchange or transfer. The Company will appoint the Debt Trustee as security registrar. Bearer Debt Securities and the coupons applicable to bearer Debt Securities thereto will be transferable by delivery.

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Payment

Unless otherwise indicated in the applicable Prospectus Supplement, the Company will make payments on registered Debt Securities (other than Global Debt Securities) at the office or agency of the Trustee, except that the Company may choose to pay interest (a) by cheque mailed to the address of the person entitled to such payment as specified in the security register, or (b) by wire transfer to an account maintained by the person entitled to such payment as specified in the security register. Unless otherwise indicated in the applicable Prospectus Supplement, the Company will pay any interest due on registered Debt Securities to the persons in whose name such registered Securities are registered on the day or days specified in the applicable Prospectus Supplement.

Registered Global Debt Securities

Unless otherwise indicated in the applicable Prospectus Supplement, Registered Debt Securities will be issued in global form that will be deposited with, or on behalf of, a depositary (the “Depositary”) identified in the Prospectus Supplement. Global Debt Securities will be registered in the name of the Depositary, and the Debt Securities included in the Global Debt Securities may not be transferred to the name of any other direct holder unless the special circumstances described below occur. Any person wishing to own Debt Securities issued in the form of Global Debt Securities must do so indirectly by virtue of an account with a broker, bank or other financial institution that, in turn, has an account with the Depositary.

Special Investor Considerations for Global Debt Securities

The Company’s obligations under the Trust Indenture, as well as the obligations of the Debt Trustee and those of any third parties employed by the Company or the Debt Trustee, run only to persons who are registered as holders of Debt Securities. For example, once the Company makes payment to the registered holder, the Company has no further responsibility for the payment even if that holder is legally required to pass the payment along to an investor but does not do so. As an indirect holder, an investor’s rights relating to a Global Debt Security will be governed by the account rules of the investor’s financial institution and of the Depositary, as well as general laws relating to debt securities transfers.

An investor should be aware that when Debt Securities are issued in the form of Global Debt Securities:

•	the investor cannot have Debt Securities registered in the investor’s own name,

•	the investor cannot receive physical certificates for the investor’s interest in the Debt Securities,

•	the investor must look to his or her own bank, brokerage firm or other financial institution for payments on the Debt Securities and protection of his or her legal rights relating to the Debt Securities,

•	the investor may not be able to sell interests in the Debt Securities to some insurance companies and other institutions that are required by law to hold the physical certificates of Debt Securities that they own,

•	the Depositary’s policies will govern payments, transfers, exchange and other matters relating to the investor’s interest in the Global Debt Security; the Company and the Debt Trustee will have no responsibility for any aspect of the Depositary’s actions or for its records of ownership interests in the Global Debt Security; the Company and the Debt Trustee also do not supervise the Depositary in any way, and

•	the Depositary will usually require that interests in a Global Debt Security be purchased or sold within its system using same-day funds.

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Special Situations When Global Debt Security Will be Terminated

In a few special situations described below, a Global Debt Security will terminate and interests in it will be exchanged for physical certificates representing Debt Securities. After that exchange, an investor may choose whether to hold Debt Securities directly or indirectly through an account at its bank, brokerage firm or other financial institution. Investors must consult their own banks, brokers or other financial institutions to find out how to have their interests in Debt Securities transferred into their own names, so that they will be registered holders of the Debt Securities represented by each Global Debt Security.

The special situations for termination of a Global Debt Security are:

(a)	when the Depositary notifies the Company that it is unwilling, unable or no longer qualified to continue as Depositary (unless a replacement Depositary is named); and

(b)	when and if the Company decides to terminate a Global Debt Security.

When a Global Debt Security terminates, the Depositary (and not the Company or the Debt Trustee) will be responsible for deciding the names of the institutions that will be the initial direct holders.

Events of Default

Unless otherwise indicated in the applicable Prospectus Supplement, the term “Event of Default” with respect to Debt Securities issued under the Trust Indenture means any of the following:

(a)	default in the payment of the principal amount, redemption price or fundamental change purchase price on any Debt Security when it becomes due and payable;

(b)	default in the payment of interest, additional interest amounts or other additional amounts, if any, upon any Debt Security, when such amounts become due and payable, and continuance of such default for a period of 30 days;

(c)	default in the performance of any covenant, agreement or condition of the Company in the Trust Indenture or the debt securities and continuance of such default for a period of 60 days after there has been given, by registered or certified mail, to the Company by the Debt Trustee or to the Company and the Debt Trustee by the holders of at least 25% in aggregate principal amount of the outstanding Debt Securities a written notice specifying such default and requiring it to be remedied and stating that such notice is a “Notice of Default” under the Trust Indenture;

(d)	failure by the Company to convert Debt Securities into Common Shares and/or for cash at the Company's election upon exercise of a holder’s conversion right and such failure continues for five Business Days or more;

(e)	default in the payment of any indebtedness (other than indebtedness that is non-recourse to the Company or its subsidiaries) for borrowed money by the Company or any of its subsidiaries (all or substantially all of the outstanding voting securities of which are owned, directly or indirectly, by the Company) in an outstanding principal amount in excess of U.S.$10,000,000 when such amounts become due at final maturity or upon acceleration, and such indebtedness is not discharged, or such default in payment or acceleration is not cured or rescinded within the period specified in such instrument;

(f)	the rendering of a final judgment or judgments (not subject to appeal and not covered by insurance) against the Company or any of its subsidiaries in excess of U.S.$10,000,000 which remains unstayed, undischarged or unbonded for a period of 60 days;

(g)	failure by the Company to give notice of a “fundamental change” as set forth in the Trust Indenture;

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(h)	failure by the Company to comply with its obligations under the Trust Indenture regarding consolidations, mergers and the sale, conveyance or leasing of substantially all of its assets;

(i)	the entry by a court having jurisdiction in the premises of (i) a decree or order for relief in respect of the Company or any of its subsidiaries of a voluntary case or proceeding under any applicable United States or Canadian federal, state or provincial bankruptcy, insolvency, reorganization or other similar law or (ii) a decree or order adjudging the Company as bankrupt or insolvent, or approving as properly filed a petition seeking reorganization, arrangement, adjustment or composition of or in respect of the Company under any applicable United States or Canadian federal, state or provincial law or (iii) appointing a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Company or of any substantial part of its property, or ordering the winding up or liquidation of its affairs, and the continuance of any such decree or order for relief or any such other appointment, decree or order unstayed and in effect for a period of 60 consecutive days; or

(j)	the commencement by the Company or any of its subsidiaries of a voluntary case or proceeding under any applicable United States or Canadian federal, state or provincial bankruptcy, insolvency, reorganization or other similar law or of any other case or proceeding to be adjudicated a bankrupt or insolvent, or the consent by it to the entry of a decree or order for relief in respect of the Company in an involuntary case or proceeding under any applicable United States or Canadian federal, state or provincial bankruptcy, insolvency, reorganization or other similar law or to the commencement of any bankruptcy or insolvency case or proceeding against it, or the filing by it of a petition or answer or consent seeking reorganization or relief under any applicable federal or state law, or the consent by it to the filing of such petition or to the appointment of or taking possession by a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Company or of any substantial part of its property, or the making by it of an assignment for the benefit of creditors.

If an Event of Default occurs and is continuing with respect to Debt Securities, then the Debt Trustee or the holders of not less than 25% in principal amount of the outstanding Debt Securities may require the principal amount of all the outstanding Debt Securities and any accrued but unpaid interest on such Debt Securities be paid immediately. However, at any time after a declaration of acceleration with respect to Debt Securities has been made and before a judgment or decree for payment of the money due has been obtained, the holders of a majority in principal amount of the outstanding Debt Securities, by written notice to the Company and the Debt Trustee, may, under certain circumstances, rescind and annul such acceleration.

Other than its duties in the case of an Event of Default, the Debt Trustee will not be obligated to exercise any of its rights and powers under the Trust Indenture at the request or direction of any of the holders, unless the holders have offered to the Debt Trustee reasonable indemnity. If the holders provide indemnity satisfactory to the Debt Trustee, the holders of a majority in principal amount of the outstanding Debt Securities may, subject to certain limitations, direct the time, method and place of conducting any proceeding for any remedy available to the Debt Trustee, or exercising any trust or power conferred on the Debt Trustee, with respect to the Debt Securities.

No holder of a Debt Security will have any right to institute any proceedings, unless:

(a)	such holder has previously given to the Debt Trustee written notice of a continuing Event of Default with respect to the Debt Securities,

(b)	the holders of at least 25% in principal amount of the outstanding Debt Securities have made written request and have offered reasonable indemnity to the Debt Trustee to institute such proceedings as trustee, and

(c)	the Debt Trustee has failed to institute such proceeding, and has not received from the holders of a majority in the aggregate principal amount of outstanding Debt Securities a direction inconsistent with such request, within 60 days after such notice, request and offer.

These limitations do not apply, however, to a suit instituted by the holder of a Debt Security for the enforcement of payment of principal of or interest on such Debt Security on or after the applicable due date of such payment.

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The Company will be required to furnish to the Debt Trustee annually an officers’ certificate as to the performance of certain of its obligations under the Trust Indenture and as to any default in such performance.

Modifications and Waivers

The Company may modify or amend the Trust Indenture with the consent of the holders of a majority in aggregate principal amount of the outstanding Debt Securities; provided, however, unless otherwise stated in the applicable Prospectus Supplement, that the Company will be required to receive consent from the holder of each outstanding Debt Security to:

(a)	extend the fixed maturity of any Debt Security,

(b)	reduce the principal amount of or reduce the interest rate on or extend the stated time for payment of interest, including additional interest amounts and additional amounts, if any, on any Debt Security,

(c)	reduce the redemption price or fundamental change purchase price of any Debt Security,

(d)	after the occurrence of a fundamental change, make any change that adversely affects the right of holders of the Debt Securities to require the Company to purchase such Debt Securities in accordance with the terms thereof and the Trust Indenture,

(e)	change the currency of any payment amount of any Debt Security from the original currency or Common Shares as provided in the Trust Indenture,

(f)	make any change that impairs the right of holders of Debt Securities to convert any Debt Security,

(g)	make any change that impairs the right of holders to institute suit for payment of the Debt Securities,

(h)	reduce the percentage in principal amount of outstanding Debt Securities, the consent of whose holders is required for any such supplemental indenture, or the consent of whose holders is required for any waiver (of compliance with certain provisions of the Trust Indenture or certain defaults thereunder and their consequences) provided for in the Trust Indenture,

(i)	modify the obligation of the Company to maintain an agency in the city of New York as required under the Trust Indenture,

(j)	change the ranking of the notes in any manner that adversely affects the rights of holders of Debt Securities under the Trust Indenture, or

(k)	modify any of the provisions relating to the foregoing modifications or waivers of past defaults, except to increase any such percentage or to provide that certain other provisions of the Trust Indenture cannot be modified or waived without the consent of the holder of each outstanding Debt Security affected thereby.

The holders of a majority in principal amount of Debt Securities may, on behalf of the holders of all Debt Securities, waive the Company’s compliance with certain restrictive provisions of the Trust Indenture. The holders of a majority in principal amount of outstanding Debt Securities may waive any past default under the Trust Indenture, except a default in the payment of the principal of or interest on any Debt Security or in respect of any item listed immediately before this paragraph.

The Trust Indenture or the Debt Securities may be amended or supplemented, without the consent of any holder of such Debt Securities, in order to, among other things, cure any ambiguity or inconsistency, comply with applicable law or to make any change, in any case, that does not have a materially adverse effect on the rights of any holder of such Debt Securities.

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Consent to Jurisdiction and Service

Under the Trust Indenture, the Company will irrevocably appoint an authorized agent upon which process may be served in any suit, action or proceeding arising out of or relating to the Debt Securities or the Trust Indenture that may be instituted in any United States federal or New York state court located in the city of New York, and will submit to such non-exclusive jurisdiction.

Governing Law

The Trust Indenture and the Debt Securities will be governed by and construed in accordance with the laws of the State of New York, but without giving effect to applicable principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required thereby.

Enforceability of Judgments

Since all of the assets of the Company are outside the United States, any judgment obtained in the United States against the Company would need to be satisfied by seeking enforcement of such judgment in a court located outside of the United States from the Company’s assets.

The Debt Trustee

The Debt Trustee under the Trust Indenture or its affiliates may provide other services to the Company in the ordinary course of their business.

The Trust Indenture will contain certain limitations on the rights of the Debt Trustee, as long as it or any of its affiliates remains the Company’s creditor, to obtain payment of claims in certain cases or to realize on certain property received on any claim as security or otherwise. The Debt Trustee and its affiliates will be permitted to engage in other transactions with the Company. If the Debt Trustee or any affiliate acquires any conflicting interest and a default occurs with respect to the Debt Securities, the Debt Trustee must eliminate the conflict or resign.

Description of Units

The following description, together with the additional information the Company may include in any applicable Prospectus Supplements, summarizes the material terms and provisions of the Units that the Company may offer under this Prospectus. While the terms summarized below will apply generally to any Units that the Company may offer under this Prospectus, the Company will describe the particular terms of any issue of Units in more detail in the applicable Prospectus Supplement. The terms of any Units offered under a Prospectus Supplement may differ from the terms described below.

The Company will also add to disclosure in any subsequent Prospectus Supplement whereby Units are offered the form of any unit agreement (“Unit Agreement”) between the Company and a unit agent (“Unit Agent”) that describes the terms and conditions of the issue of Units being offered, and any supplemental agreements. The following summaries of material terms and provisions of the Units are subject to, and qualified in their entirety by reference to, all the provisions of any Unit Agreement and any supplemental agreements applicable to a particular issue of Units. The Company urges you to read the applicable Prospectus Supplements relating to the particular issue of Units that the Company sells under this Prospectus, as well as any Unit Agreement and any supplemental agreements that contain the terms of the Units. If applicable, the Company will file with the SEC as exhibits to the registration statement of which this Prospectus is a part, or will incorporate by reference from a current report on Form 6-K that the Company files with the SEC, any Unit Agreement describing the terms and conditions of such Units that the Company is offering before the issuance of such Units.

General

The Company may issue Units comprising two or more of Common Shares, Warrants or Debt Securities, in any combination. Each Unit will be issued so that the holder of the Unit is also the holder of each Security included in the Unit. Therefore, the holder of a Unit will have the rights and obligations of a holder of each included Security. Any Unit Agreement under which a Unit is issued may provide that the Securities included in the Unit may not be held or transferred separately, at any time or at any time before a specified date. The Company will describe in the applicable Prospectus Supplement the terms of the issue of Units, including: the designation and terms of the Units and of the securities comprising the Units, including whether and under what circumstances those securities may be held or transferred separately; any provisions of any governing Unit Agreement that differ from those described below; and any provisions for the issuance, payment, settlement, transfer or exchange of the Units or of the securities comprising the Units. The provisions described in this section, as well as those described under “Description of Common Shares”, “Description of Warrants” and “Description of Debt Securities” will apply to each Unit and to any Common Share, Warrant or Debt Security included in each Unit, respectively.

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Issuance in Series

The Company may issue Units in such amounts and in numerous distinct series as the Company may determine.

Enforceability of Rights by Holders of Units

Each Unit Agent will act solely as the Company’s agent under any applicable Unit Agreement and will not assume any obligation or relationship of agency or trust with any holder of any Unit. A single trust company may act as a Unit Agent for more than one series of Units. A Unit Agent will have no duty or responsibility in case of any default by us under any applicable Unit Agreement or Unit, including any duty or responsibility to initiate any proceedings at law or otherwise, or to make any demand upon us. Any holder of a Unit may, without the consent of any related Unit Agent or the holder of any other Unit, enforce by appropriate legal action its rights as holder under any security included in the Unit. The Company, any Unit Agents, and any of the Company’s or their agents may treat the registered holder of any Unit certificate as an absolute owner of the Units evidenced by that certificate for any purpose and as the person entitled to exercise the rights attaching to the Units so requested, despite any notice to the contrary.

Denominations, Registration and Transfer

The Securities will be issued in fully registered form without coupons attached in either global or definitive form and in denominations and integral multiples as set out in the applicable Prospectus Supplement. Other than in the case of book-entry-only Securities, Securities may be presented for registration of transfer (with the form of transfer endorsed thereon duly executed) in the city specified for such purpose at the office of the registrar or transfer agent designated by the Company for such purpose with respect to any issue of Securities referred to in the Prospectus Supplement. No service charge will be made for any transfer, conversion or exchange of the Securities but the Company may require payment of a sum to cover any transfer tax or other governmental charge payable in connection therewith. Such transfer, conversion or exchange will be effected upon such registrar or transfer agent being satisfied with the documents of title and the identity of the person making the request. If a Prospectus Supplement refers to any registrar or transfer agent designated by the Company with respect to any issue of Securities, the Company may at any time rescind the designation of any such registrar or transfer agent and appoint another in its place or approve any change in the location through which such registrar or transfer agent acts.

In the case of book-entry-only Securities, a global certificate or certificates representing the Securities will be held by a designated depositary for its participants. The Securities must be purchased or transferred through such participants, which includes securities brokers and dealers, banks and trust companies. The depositary will establish and maintain book-entry accounts for its participants acting on behalf of holders of the Securities. The interests of such holders of Securities will be represented by entries in the records maintained by the participants. Holders of Securities issued in book-entry-only form will not be entitled to receive a certificate or other instrument evidencing their ownership thereof, except in limited circumstances. Each holder will receive a customer confirmation of purchase from the participants from which the Securities are purchased in accordance with the practices and procedures of that participant.

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Plan of Distribution

The Company may sell the Securities to or through underwriters or dealers, and also may sell Securities to one or more other purchasers directly or through agents, including sales pursuant to ordinary brokerage transactions and transactions in which a broker-dealer solicits purchasers. Underwriters may sell Securities to or through dealers. Each Prospectus Supplement will set forth the terms of the offering, including the name or names of any underwriters, dealers or agents and any fees or compensation payable to them in connection with the offering and sale of a particular series or issue of Securities, the public offering price or prices of the Securities and the proceeds to the Company from the sale of the Securities.

The Securities may be sold, from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices, including sales in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102—Shelf Distributions, including sales made directly on the TSX, NYSE MKT or other existing trading markets for the Securities. The prices at which the Securities may be offered may vary as between purchasers and during the period of distribution. If, in connection with the offering of Securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the Securities at the initial offering price fixed in the applicable Prospectus Supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial public offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters to the Company.

Underwriters, dealers and agents who participate in the distribution of the Securities may be entitled under agreements to be entered into with the Company to indemnification by the Company against certain liabilities, including liabilities under the U.S. Securities Act and Canadian securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, the Company in the ordinary course of business.

In connection with any offering of Securities, other than an “at-the-market distribution”, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

Unless otherwise specified in the applicable Prospectus Supplement, the Company does not intend to list any of the Securities other than the Common Shares on any securities exchange. Any underwriters, dealers or agents to or through which Securities other than the Common Shares are sold by the Company for public offering and sale may make a market in such Securities, but such underwriters, dealers or agents will not be obligated to do so and may discontinue any such market making at any time and without notice. No assurance can be given that a market for trading in Securities of any series or issue will develop or as to the liquidity of any such market, whether or not the Securities are listed on a securities exchange.

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Prior Sales

The following table sets out details of all Common Shares issued by the Company during the 12 months prior to the date of this Prospectus.

Date	Number of Common Shares	Price per Common Share	Reason for issuance
01-Oct-13	26,315	$2.05	Warrant Exercise
10-Dec-13	6,000	$3.67	Option Exercise
18-Dec-13	11,084	$2.05	Warrant Exercise
07-Jan-14	75,000	$1.87	Option Exercise
16-Jan-14	44,463	$2.05	Warrant Exercise
17-Jan-14	42,894	$2.05	Warrant Exercise
30-Jan-14	1,315	$2.05	Warrant Exercise
31-Jan-14	1,305	$2.05	Warrant Exercise
04-Feb-14	1,325	$2.05	Warrant Exercise
05-Feb-14	1,316	$2.05	Warrant Exercise
07-Feb-14	102,631	$2.05	Warrant Exercise
11-Feb-14	1,316	$2.05	Warrant Exercise
12-Feb-14	65,000	$3.29	Option Exercise
18-Feb-14	60,000	$3.29	Option Exercise
19-Feb-14	25,292	$1.51	Warrant Exercise
19-Feb-14	797,207	$1.90	Warrant Exercise
19-Feb-14	51,315	$2.05	Warrant Exercise
24-Feb-14	85,526	$2.05	Warrant Exercise
13-Mar-14	75,000	$1.87	Option Exercise
13-Mar-14	15,000	$3.67	Option Exercise
13-Mar-14	25,000	$4.12	Option Exercise
02-May-14	40,000	$2.01	Option Exercise
29-May-14	150,000	$1.87	Option Exercise
24-June-14	10,000	$4.12	Option Exercise
30-June-14	700	$4.12	Option Exercise
03-July-14	9,000	$4.12	Option Exercise
08-July-14	16,700	$4.12	Option Exercise
09-July-14	33,800	$4.12	Option Exercise
09-July-14	1,000	$4.67	Option Exercise
10-July-14	13,000	$4.12	Option Exercise
11-July-14	5,000	$4.12	Option Exercise

The following table sets out details of all securities convertible or exercisable into Common Shares that were issued or granted by the Company during the 12 months prior to the date of this Prospectus.

Date	Type of Security Issued	Number of Common Shares issuable upon exercise or conversion	Exercise or conversion price per Common Share
May 13, 2014	Stock Options	1,925,000	$4.67

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Trading Price and Volume

The Common Shares are listed for trading on the TSX under the symbol “EDR” and on the NYSE MKT under the symbol “EXK”.

The following table sets forth the closing price range and trading volumes of the Common Shares on the TSX for the periods indicated.

Month	High (Cdn.$)	Low (Cdn.$)	Volume
July 2013	4.40	3.08	3,377,456
August 2013	6.21	3.45	4,473,820
September 2013	5.66	4.24	4,412,181
October 2013	5.24	3.90	3,145,892
November 2013	4.47	3.86	2,130,309
December 2013	4.01	3.34	6,748,364
January 2014	5.25	3.86	4,031,042
February 2014	6.61	4.66	4,595,848
March 2014	6.29	4.56	4,331,421
April 2014	5.18	4.32	2,463,505
May 2014	5.38	3.98	1,791,695
June 2014	6.00	4.10	2,758,276
July 2014 (to July 28)	6.69	5.58	4,646,214

The following table sets forth the closing price range and trading volumes of the Common Shares on NYSE MKT for the periods indicated.

Month	High (U.S.$)	Low (U.S.$)	Volume
July 2013	4.28	2.89	32,263,171
August 2013	5.93	3.31	45,358,756
September 2013	5.39	4.09	36,878,858
October 2013	5.04	3.76	33,338,582
November 2013	4.28	3.65	26,051,029
December 2013	3.77	3.12	26,676,823
January 2014	4.74	3.58	31,931,307
February 2014	5.98	4.20	35,216,338
March 2014	5.69	4.12	34,881,990
April 2014	4.73	3.91	23,064,699
May 2014	4.91	3.66	18,974,181
June 2014	5.60	3.78	27,623,303
July 2014 (to July 28)	6.28	5.2255	32,796,367

Certain Income Tax Considerations

The applicable Prospectus Supplement will describe certain Canadian federal income tax consequences to investors described therein of acquiring Securities, including, in the case of an investor who is not a resident of Canada (for purposes of the Income Tax Act (Canada)), if applicable, whether payment of principal, premium, if any, and interest will be subject to Canadian non-resident withholding tax.

The applicable Prospectus Supplement will also describe certain United States federal income tax consequences of the acquisition, ownership and disposition of Securities by an initial investor who is a “U.S. person” (within the meaning of the United States Internal Revenue Code), if applicable, including, to the extent applicable, any such consequences relating to Securities payable in a currency other than the United States dollar, issued at an original issue discount for United States federal income tax purposes or containing early redemption provisions or other special terms.

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Legal Matters

Certain legal matters in connection with the Securities offered hereby will be passed upon on behalf of the Company by Koffman Kalef LLP with respect to Canadian legal matters and by Dorsey & Whitney LLP with respect to United States legal matters.

Interest of Experts

Information regarding experts is contained in the Company’s AIF.

Risk Factors

Investing in securities of the Company involves a significant degree of risk and must be considered speculative due to the high-risk nature of the Company’s business. Investors should carefully consider the information included or incorporated herein by reference in this Prospectus and the Company’s historical consolidated financial statements and related notes thereto before making an investment decision concerning the Securities. There are various risks, including those discussed in the Company’s AIF, which are incorporated herein by reference, that could have a material adverse effect on, among other things, the operating results, earnings, properties, business and condition (financial or otherwise) of the Company. These risk factors, together with all of the other information included, or incorporated by reference in this Prospectus, including information contained in the section entitled “Cautionary Note Regarding Forward-Looking Statements” should be carefully reviewed and considered before a decision to invest in the Securities is made. Additional risks and uncertainties not currently known to the Company, or that the Company currently deems immaterial, may also materially and adversely affect its business. In addition, risks relating to a particular offering of Securities will be set out in a Prospectus Supplement relating to such offering.

Documents Incorporated by Reference

Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in Canada, which have also been filed with, or furnished to, the SEC. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of the Company at Suite 301—700 West Pender Street, Vancouver, British Columbia V6C 1G8, telephone: (604) 685-9775. These documents are also available through the internet on SEDAR (www.sedar.com) and on EDGAR (accessed at www.sec.gov).

The following documents of the Company, filed with the securities regulatory authorities in the jurisdictions in Canada in which the Company is a reporting issuer, are specifically incorporated by reference into, and form an integral part of, this Prospectus:

1.	the annual information form of the Company dated March 28, 2014 for the year ended December 31, 2013, filed March 31, 2014 (the “AIF”);

2.	the audited comparative annual consolidated financial statements of the Company for the years ended December 31, 2013 and 2012 and the auditor’s report thereon, filed March 10, 2014;

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3.	the management’s discussion and analysis of financial condition and results of operations of the Company for the year ended December 31, 2013, filed March 10, 2014;

4.	the unaudited interim consolidated financial statements of the Company for the three months ended March 31, 2014 and the notes thereto, filed May 12, 2014;

5.	the management’s discussion and analysis of financial condition and results of operations of the Company for the three months ended March 31, 2014, filed May 12, 2014; and

6.	the information circular dated March 27, 2014 with respect to the Company’s annual general meeting of shareholders held on May 8, 2014, filed April 1, 2014.

All documents of the type referred to in section 11.1 of Form 44-101F1 of National Instrument 44-101—Short Form Prospectus Distributions filed by the Company with the securities commissions or similar regulatory authorities in the applicable provinces of Canada after the date of this Prospectus, and before the termination of the Offering, are deemed to be incorporated by reference into this Prospectus.

Any document filed by the Company with the SEC and any Report of Foreign Private Issuer on Form 6-K furnished to the SEC pursuant to the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), after the date of this Prospectus shall also be deemed to be incorporated by reference into this Prospectus (in the case of any Report on Form 6-K, if and to the extent provided in such document).

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that contains the statement that it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Prospectus, except as so modified or superseded.

A Prospectus Supplement containing the specific terms of an offering of Securities will be delivered to purchasers of such Securities together with this Prospectus and will be deemed to be incorporated by reference into this Prospectus as of the date of such Prospectus Supplement, but only for the purposes of the offering of Securities covered by that Prospectus Supplement.

Upon a new annual information form and related annual financial statements being filed by us with, and where required, accepted by, the applicable securities regulatory authority during the currency of this Prospectus, the previous annual information form, the previous annual financial statements and all interim financial statements, material change reports and information circulars and all Prospectus Supplements filed prior to the commencement of the Company’s financial year in which a new annual information form is filed shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities hereunder.

Documents Filed as Part of the Registration Statement

The following documents have been or will be filed with the SEC as part of the registration statement of which this Prospectus forms a part: (i) the documents set out under the heading “Documents Incorporated by Reference”; (ii) the consents of the Company’s auditor, legal counsel and technical report authors; (iii) the powers of attorney from the directors and certain officers of the Company; and (iv) the form of indenture for Debt Securities. A copy of the form of debt or warrant indenture, subscription receipt agreement or statement of eligibility of trustee on Form T-1, as applicable, will be filed by post-effective amendment or by incorporation by reference to documents filed or furnished with the SEC under the U.S. Exchange Act.

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Additional Information

The Company has filed with the SEC a registration statement on Form F-10 relating to the Securities. This Prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. Statements included or incorporated by reference in this Prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance you should refer to the exhibits for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference.

The Company is subject to the information requirements of the U.S. Exchange Act and applicable Canadian securities legislation and, in accordance therewith, file reports and other information with the SEC and with the securities regulators in Canada. Under MJDS adopted by the United States and Canada, documents and other information that the Company files with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a foreign private issuer within the meaning of rules made under the U.S. Exchange Act, the Company is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and the Company’s officers, directors and principal shareholders are exempt from the reporting and shortswing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, the Company is not required to publish financial statements as promptly as United States companies.

You may read any document that the Company has filed with the SEC at the SEC’s public reference room in Washington, D.C. You may also obtain copies of those documents from the public reference room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 by paying a fee. You should call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information about the public reference rooms. You may read and download some of the documents that the Company has filed with the SEC’s EDGAR system at www.sec.gov. You may read and download any public document that the Company has filed with the Canadian securities regulatory authorities under the Company’s profile on the SEDAR website at www.sedar.com.

Enforceability of Civil Liabilities AGAINST NON-u.s. PERSONS

The Company is a corporation existing under the Business Corporations Act (British Columbia). Most of the Company’s directors and officers, and some or all of the experts named in this Prospectus, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and substantially all of the Company’s assets, are located outside the United States. The Company has appointed an agent for service of process in the United States, but it may be difficult for holders of Common Shares who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of Common Shares who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon the Company’s civil liability and the civil liability of its directors, officers and experts under the United States federal securities laws.

The Company filed with the SEC, concurrently with its registration statement on Form F-10 of which this Prospectus is a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Company appointed DL Services Inc. as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Company in a United States court arising out of or related to or concerning the offering of the Securities under this Prospectus.

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Up to US$16,500,000

Common Shares

PROSPECTUS SUPPLEMENT

Cowen and Company

November 25, 2015